INDEX TO FINANCIAL STATEMENTS

Page
Consolidated financial statements for Brookfield Business Partners L.P. as at December 31, 2022 and 2021 and for each of the years in the three years ended December 31, 2022	F-1

Brookfield Business Partners	F-1

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
Audited Consolidated Financial Statements of Brookfield Business Partners L.P.

F-2	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of operating results, comprehensive income, changes in equity, and cash flow, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2023, expressed an unqualified opinion on the Partnership's internal control over financial reporting.
Adoption of New Accounting Standard
As discussed in Note 2(x) to the financial statements, the Partnership changed its method of accounting for Insurance Contracts in 2023 due to the adoption of IFRS 17, Insurance Contracts.
Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Businesses – Refer to Notes 2(e) and 3(a) to the financial statements

Critical Audit Matter Description
The Partnership acquired several businesses during the year. When each business was acquired, the Partnership assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Partnership accounted for the business combination using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the areas with the greatest level of measurement uncertainty for the two largest acquisitions (Scientific Games, LLC and CDK Global, Inc.) were gross margin in the valuation of customer relationships and valuation of a contingent litigation liability within accounts payable and other, respectively. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort.

Brookfield Business Partners	F-3

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimates made by management in the acquisition of businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of customer relationships, including those over gross margin and the fair value of the contingent litigation liability.
•Evaluated the reasonableness of management’s forecasted gross margin used in the valuation of the customer relationships by comparing projections to historical results, analyst industry reports and evidence obtained in other areas of the audit.
•Evaluated the reasonableness of management’s valuation of the contingent litigation liability through inquiries with management, internal and external legal counsel, review of supporting documentation and the consideration of evidence related to previously settled matters and other public information.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
September 26, 2023

We have served as the Partnership’s auditor since 2015.

F-4	Brookfield Business Partners

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Business Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Business Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Partnership and our report dated March 6, 2023 (not presented herein), expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control Over Financial Reporting (not presented herein), management excluded from its assessment the internal control over financial reporting at Scientific Games Lottery acquired on April 4, 2022, La Trobe acquired on May 31, 2022, CDK Global acquired on July 6, 2022, Magnati acquired on August 8, 2022, Unidas Locadora S.A. acquired on October 1, 2022, its nuclear technology services operations’ acquisition of BHI Energy on May 27, 2022 and its engineered components manufacturing operations’ acquisition of TexTrail Inc. on October 5, 2022 and whose financial statements collectively constitute 30% of total assets, 48% of net assets, 5% of revenues and 57% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Scientific Games Lottery, La Trobe, CDK Global, Magnati, Unidas Locadora S.A., its nuclear technology services operations’ acquisition of BHI Energy and its engineered components manufacturing operations’ acquisition of TexTrail Inc.
Basis for Opinion
The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2023

Brookfield Business Partners	F-5

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	December 31, 2022	December 31, 2021
Assets		as adjusted (1)
Current Assets
Cash and cash equivalents	4	$2,870	$2,588
Financial assets	5	1,979	2,014
Accounts and other receivable, net	6	6,401	4,945
Inventory, net	7	5,186	4,512
Other assets	9	1,858	1,359
		18,294	15,418
Non-Current Assets
Financial assets	5	10,929	6,536
Accounts and other receivable, net	6	877	693
Other assets	9	515	488
Property, plant and equipment	11	15,893	15,325
Deferred income tax assets	18	1,245	888
Intangible assets	12	23,953	14,806
Equity accounted investments	14	2,065	1,480
Goodwill	13	15,479	8,585
		$89,250	$64,219
Liabilities and Equity
Current Liabilities
Accounts payable and other	15	$12,919	$11,850
Non-recourse borrowings in subsidiaries of the partnership	17	3,758	2,062
		16,677	13,912
Non-Current Liabilities
Accounts payable and other	15	7,511	7,786
Corporate borrowings	17	2,100	1,619
Non-recourse borrowings in subsidiaries of the partnership	17	40,835	25,395
Deferred income tax liabilities	18	3,698	2,507
		$70,821	$51,219
Equity
Limited partners	19	$1,408	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	19	1,318	2,011
Special limited partners	19	—	—
BBUC exchangeable shares	19	1,378	—
Preferred securities	19	1,490	15
Interest of others in operating subsidiaries	10	12,835	8,722
		18,429	13,000
		$89,250	$64,219
____________________________________

(1)As adjusted to reflect the adoption of IFRS 17, Insurance Contracts (“IFRS 17”). See Note 2(x) for further details.
The accompanying notes are an integral part of the consolidated financial statements.

F-6	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

(US$ MILLIONS, except per unit amounts)	Notes	2022	2021	2020
		as adjusted (1)
Revenues	24	$57,385	$46,587	$37,635
Direct operating costs	21	(53,110)	(43,151)	(34,630)
General and administrative expenses		(1,360)	(1,012)	(968)
Interest income (expense), net		(2,538)	(1,468)	(1,482)
Equity accounted income (loss), net	14	165	13	57
Impairment reversal (expense), net	11, 13	9	(440)	(263)
Gain (loss) on acquisitions/dispositions, net	8	28	1,823	274
Other income (expense), net		(658)	(34)	111
Income (loss) before income tax		(79)	2,318	734
Income tax (expense) recovery
Current	18	(458)	(536)	(284)
Deferred	18	777	371	130
Net income (loss)		$240	$2,153	$580
Attributable to:
Limited partners	19	$36	$258	$(91)
Non-controlling interests attributable to:
Redemption-exchange units	19	34	228	(78)
Special limited partners	19	—	157	—
BBUC exchangeable shares	19	28	—	—
Preferred securities	19	27	—	—
Interest of others in operating subsidiaries		115	1,510	749
		$240	$2,153	$580
Basic and diluted earnings (loss) per limited partner unit	19	$0.48	$3.28	$(1.13)
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(x) for further details.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-7

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ MILLIONS)	Notes	2022	2021	2020
		as adjusted (1)
Net income (loss)		$240	$2,153	$580
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$(329)	$(139)	$168
Insurance finance reserve	31	86	—	—
Foreign currency translation		(682)	(385)	163
Net investment and cash flow hedges	4	674	234	(245)
Equity accounted investments	14	2	(16)	6
Taxes on the above items	18	(33)	17	(70)
Reclassification to profit or loss		55	52	85
		(227)	(237)	107

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations	30	127	345	(139)
Fair value through other comprehensive income		(240)	235	100
Taxes on the above items		9	(60)	4
		(331)	283	72
Comprehensive income (loss)		$(91)	$2,436	$652
Attributable to:
Limited partners		$(7)	$322	$(55)
Non-controlling interests attributable to:
Redemption-exchange units		(5)	285	(47)
Special limited partners		—	157	—
BBUC exchangeable shares		(22)	—	—
Preferred securities		27	—	—
Interest of others in operating subsidiaries		(84)	1,672	754
		$(91)	$2,436	$652
____________________________________
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(x) for further details.
The accompanying notes are an integral part of the consolidated financial statements.

F-8	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
Adoption of new accounting standards (2)	—	1	—	1	2	2	—	1	—	12	17
As adjusted opening balance January 1, 2022	2,192	64	150	(152)	2,254	2,013	—	1	15	8,734	13,017
Net income (loss)	—	36	—	—	36	34	—	28	27	115	240
Other comprehensive income (loss)	—	—	—	(43)	(43)	(39)	—	(50)	—	(199)	(331)
Total comprehensive income (loss)	—	36	—	(43)	(7)	(5)	—	(22)	27	(84)	(91)
Contributions	—	—	—	—	—	—	—	—	1,475	1,787	3,262
Distributions (3)	—	(19)	—	—	(19)	(17)	—	(14)	(27)	(2,419)	(2,496)
Ownership changes (4)	—	16	(24)	5	(3)	7	—	(6)	—	871	869
Unit repurchases (3)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (5)	—	—	(786)	47	(739)	(680)	—	1,419	—	—	—
Acquisition of interest (6)	—	—	—	—	—	—	—	—	—	3,946	3,946
Balance as at December 31, 2022 (2)	$2,114	$97	$(660)	$(143)	$1,408	$1,318	$—	$1,378	$1,490	$12,835	$18,429
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
Net income (loss)	—	258	—	—	258	228	157	—	—	1,510	2,153
Other comprehensive income (loss)	—	—	—	64	64	57	—	—	—	162	283
Total comprehensive income (loss)	—	258	—	64	322	285	157	—	—	1,672	2,436
Contributions	—	—	—	—	—	—	—	—	—	1,094	1,094
Distributions (3)	—	(20)	—	—	(20)	(17)	(157)	—	—	(1,935)	(2,129)
Ownership changes (4)	—	60	82	(37)	105	194	—	—	—	(2,039)	(1,740)
Unit repurchases (3)	(83)	—	—	—	(83)	—	—	—	—	—	(83)
Acquisition of interest (6)	—	—	—	—	—	—	—	—	—	2,085	2,085
Balance as at December 31, 2021	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$—	$15	$8,722	$13,000
____________________________________
(1)See Note 20 for additional information.
(2)As adjusted to reflect the adoption of IFRS 17. See Note 2(x) for further details.
(3)See Note 19 for additional information on distributions and Unit repurchases.
(4)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(5)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(6)See Note 3 for additional information.

Brookfield Business Partners	F-9

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption-exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,661	$—	$—	$15	$7,261	$11,053
Net income (loss)	—	(91)	—	—	(91)	(78)	—	—	—	749	580
Other comprehensive income (loss)	—	—	—	36	36	31	—	—	—	5	72
Total comprehensive income (loss)	—	(91)	—	36	(55)	(47)	—	—	—	754	652
Contributions	—	—	—	—	—	—	—	—	—	715	715
Distributions (2)	—	(20)	—	—	(20)	(17)	—	—	—	(1,225)	(1,262)
Ownership changes (3)	—	93	(152)	2	(57)	(48)	—	—	—	107	2
Unit repurchases (2)	(56)	—	—	—	(56)	—	—	—	—	—	(56)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	233	233
Balance as at December 31, 2020	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$—	$15	$7,845	$11,337
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

F-10	Brookfield Business Partners

CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOW

(US$ MILLIONS)	Notes	2022	2021	2020
Operating Activities		as adjusted (1)
Net income (loss)		$240	$2,153	$580
Adjusted for the following items:
Equity accounted earnings, net of distributions	14	2	76	(17)
Impairment reversal (expense), net		(9)	440	263
Depreciation and amortization expense	21	3,223	2,283	2,165
Gain on acquisitions/dispositions, net	8	(28)	(1,823)	(274)
Provisions and other items		451	77	282
Deferred income tax expense (recovery)	18	(777)	(371)	(130)
Changes in non-cash working capital, net	29	(2,091)	(1,142)	1,336
Cash from (used in) operating activities		1,011	1,693	4,205
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		24,366	10,758	4,357
Repayment of non-recourse subsidiary borrowings of the partnership		(10,946)	(5,031)	(5,069)
Proceeds from corporate borrowings		847	2,006	1,742
Repayment of corporate borrowings		(366)	(997)	(1,132)
Proceeds from other financing		214	144	174
Repayment of other financing		(126)	(130)	(111)
Proceeds from (repayment of) other credit facilities, net		44	343	(520)
Lease liability repayment		(356)	(264)	(229)
Capital provided by others who have interests in operating subsidiaries	19	5,719	3,667	841
Capital paid to others who have interests in operating subsidiaries		—	(1,336)	(56)
Capital provided by preferred securities holders		1,475	—	—
Partnership units repurchased	19	(78)	(83)	(56)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(50)	(37)	(37)
Distributions to preferred securities holders	19	(9)	—	—
Distributions to Special LP Unitholder	19	(78)	(79)	—
Distributions to others who have interests in operating subsidiaries	19	(2,586)	(1,898)	(981)
Cash from (used in) financing activities		18,070	7,063	(1,077)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(17,145)	(8,944)	101
Property, plant and equipment and intangible assets		(1,748)	(1,450)	(1,405)
Equity accounted investments		(134)	(6)	(446)
Financial assets and other		(2,959)	(3,412)	(2,372)
Dispositions
Subsidiaries, net of cash disposed		—	349	537
Property, plant and equipment and intangible assets		181	124	41
Equity accounted investments		1	327	—
Financial assets and other		2,596	3,483	1,716
Net settlement of hedges		411	27	179
Restricted cash and deposits		76	576	(685)
Cash from (used in) investing activities		(18,721)	(8,926)	(2,334)
Cash and cash equivalents
Change during the period		360	(170)	794
Impact of foreign exchange		(78)	15	(37)
Balance, beginning of year		2,588	2,743	1,986
Balance, end of year		$2,870	$2,588	$2,743
(1)As adjusted to reflect the adoption of IFRS 17. See Note 2(x) for further details.
Supplemental cash flow information is presented in Note 29.
The accompanying notes are an integral part of the consolidated financial statements.

Brookfield Business Partners	F-11

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation, formerly Brookfield Asset Management Inc. (“Brookfield Corporation” or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in business services and industrial operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations, such as a residential mortgage insurer, healthcare services, construction operations and dealer software and technology services operations. The partnership’s principal industrial operations include advanced energy storage operations and engineered components manufacturing operations. The partnership’s operations also include infrastructure services which comprise nuclear technology services operations, offshore oil services operations, modular building leasing services operations and lottery services operations. The partnership’s operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution (the “special distribution”) whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share for every two Units held.
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

F-12	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)    Basis of presentation
These consolidated financial statements of the partnership and its subsidiaries (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation. The accounting policies and methodologies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (af), under Future changes in accounting policies.
These consolidated financial statements have been adjusted to reflect the adoption of IFRS 17 on January 1, 2023 with a transition date of January 1, 2022. Refer to Note 2(x) for additional details.
These consolidated financial statements were approved by the Board of Directors of the partnership’s general partner and authorized for issue on September 26, 2023.
(b)    Basis of consolidation
The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership’s subsidiaries held by others and the Redemption-Exchange Units, Special LP Units and preferred shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the consolidated statements of financial position. Intercompany transactions within the partnership have been eliminated.
Brookfield Business Partners L.P., through its managing general partnership interest, is the managing general partner of the Holding LP, and thus controls the Holding LP. The partnership has entered into voting agreements with various affiliates of Brookfield whereby the partnership effectively obtains control of the subsidiaries with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of the Holding LP and its other subsidiaries.
(c)    Interests in other entities
(i)    Subsidiaries
These consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.

Brookfield Business Partners	F-13

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following provides information about the partnership’s wholly-owned subsidiaries as of December 31, 2022 and 2021:

Business type	Name of entity	Country of incorporation	Voting interest		Economic interest
			2022	2021	2022	2021
Business services
Real estate services	Bridgemarq Real Estate Services	Canada	100%	100%	100%	100%
Construction operations	Multiplex Global Limited	United Kingdom	100%	100%	100%	100%
The following table presents details of material non-wholly owned subsidiaries of the partnership as of December 31, 2022 and 2021:

F-14	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Business type	Name of entity	Country of incorporation	Voting interest(1)		Economic interest
			2022	2021	2022	2021
Business services
Road fuels	Greenergy Fuels Holding Limited	England	88%	89%	18%	18%
Healthcare services	Healthscope Limited	Australia	100%	100%	28%	28%
Fleet management services	Ouro Verde Locação e Seviços S.A.	Brazil	100%	100%	35%	35%
Car rental services(2)	Unidas Locadora S.A.	Brazil	100%	100%	35%	35%
Residential mortgage insurer	Sagen MI Canada Inc.	Canada	100%	100%	41%	41%
Non-bank financial services	IndoStar Capital Finance Limited	India	56%	57%	20%	20%
Technology services	Everise Holdings Pte Ltd.	Singapore	84%	100%	28%	36%
Residential mortgage lender(2)	La Trobe Financial Services Pty Limited	Australia	100%	—%	40%	—%
Dealer software and technology services(2)(3)	CDK Global, Inc.	United States	100%	—%	29%	—%
Payment processing services(2)	Magnati - Sole Proprietorship LLC	United Arab Emirates	60%	—%	22%	—%
Infrastructure services
Nuclear technology services	Westinghouse Electric Company	United States	100%	100%	44%	44%
Service provider to the offshore oil production industry	Altera Infrastructure L.P.	United States	99%	99%	43%	43%
Modular building leasing services	Modulaire Investments 2 S.à r.l.	Luxembourg	100%	100%	28%	36%
Lottery services	Scientific Games Corporation	United States	100%	—%	36%	—%
Industrials
Water and wastewater	BRK Ambiental Participações S.A.	Brazil	70%	70%	26%	26%
Returnable plastic packaging	Schoeller Allibert Group B.V.	Netherlands	52%	52%	14%	14%
Natural gas production	Ember Resources Inc.	Canada	100%	100%	46%	46%
Advanced energy storage	Clarios Global LP	United States	100%	100%	28%	28%
Solar power solutions	Aldo Componentes Eletrônicos LTDA	Brazil	100%	100%	35%	35%
Engineered components manufacturing(2)	DexKo Global Inc.	United States	100%	100%	34%	35%
____________________________________
(1)The partnership has entered into voting arrangements that provide the partnership with the ability to direct the relevant activities of the investee. The partnership controls these investees given that the partnership is exposed, or has rights, to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investees. The partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. The following were considered to determine whether the partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.
(2)See Note 3 for additional information.
(3)The partnership’s economic interest after finalization of syndications to institutional partners is expected to be approximately 20%.

Brookfield Business Partners	F-15

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)    Associates and joint ventures
Associates are entities over which the partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The partnership accounts for associates and joint ventures in the consolidated financial statements using the equity method.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the fair value of the investee’s identifiable assets and liabilities, the partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the partnership’s proportionate share of the fair value of the investee’s identifiable assets and liabilities, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the partnership’s interest in an associate or joint venture is adjusted for the partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2 (l).
(d)    Foreign currency translation
The U.S. dollar is the functional and presentation currency of the partnership. Each of the partnership’s subsidiaries and equity accounted investments determines its own functional currency and items included in the consolidated financial statements of each subsidiary and equity accounted investment are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity.
On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.
Foreign currency denominated monetary assets and liabilities are translated using the exchange rate prevailing at the reporting date and non-monetary assets and liabilities are measured at their historic cost and translated at the exchange rate on the transaction date. Gains or losses on translation of these items are included in the consolidated statements of operating results.
(e)    Business combinations
Business acquisitions, in which control is acquired, are accounted for using the acquisition method in accordance with IFRS 3, Business combinations (“IFRS 3”), other than those between entities under common control.
The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed and equity instruments issued by the partnership in exchange for control of the acquiree. Transaction costs are recognized in the consolidated statements of operating results as incurred and included in other income (expense), net.

F-16	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Where applicable, the consideration for each acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as assets or liabilities will be recognized in the consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently remeasured.
Where a business combination is achieved in stages, the partnership’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the partnership attains control. The resulting gain or loss, if any, is recognized in the consolidated statements of operating results or consolidated statements of other comprehensive income (loss). Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) shall be recognized on the same basis as would be required if the partnership had disposed directly of the previously held equity interest.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, the partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
The measurement period is the period from the date of acquisition to the date the partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is a maximum of one year subsequent to the acquisition date.
If, after reassessment, the partnership’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree, if any, the excess is recognized immediately in income as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, contingent liabilities and contingent assets (“IAS 37”), and the amount initially recognized less cumulative amortization recognized in accordance with IFRS 15, Revenue from contract with customers (“IFRS 15”), if applicable.
(f)    Cash and cash equivalents
Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.
(g)    Accounts and other receivable, net
Accounts and other receivable, net include trade receivables, construction retentions and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Accounts and other receivable, net also includes subrogation recoverable and deferred insurance policy acquisition costs from the partnership’s residential mortgage insurer which are accounted for as described in Note 2 (x) below.
(h)    Inventory, net
Inventory, net, with the exception of certain fuel inventories, is valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Brookfield Business Partners	F-17

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Fuel inventories are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to quoted prices in an active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the consolidated statements of operating results in direct operating costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
(i)    Renewable transport fuel obligations (“RTFO”)
Under the U.K. government’s RTFO Order, which regulates biofuels used for transport and non-road mobile machinery, the partnership’s U.K. road fuel distribution service business is required to meet annual targets for the supply of biofuels. The obligations which arise are either settled by cash or through the delivery of certificates which are generated by blending biofuels. To the extent that the partnership generates certificates in excess of its current year obligation, these can either be carried forward to offset up to 25% of the next year’s obligation or sold to other parties.
Certificates generated or purchased during the year which will be used to settle the current obligation are recognized in inventory at the lower of cost and net realizable value. Where certificates are generated, cost is deemed to be the average cost of blending biofuels during the year in which the certificates are generated.
Certificates held for sale to third parties are recognized in inventory at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity. Changes in market prices of the certificates and the quantity of tickets considered to be realizable through external sales are recognized immediately in the consolidated statements of operating results. Certificates for which no active market is deemed to exist are not recognized.
The liability associated with the obligations under the RTFO is recognized in the year in which the obligation arises and is valued by reference to either the cost of generating the certificates which will be surrendered to meet the obligation or the expected future cash outflow where the obligation is settled. The liability is recorded in accounts payable and other.
(j)    Related party transactions
In the normal course of operations, the partnership enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 25.
(k)    Property, plant and equipment, or PP&E
PP&E, which includes right-of-use assets, is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the asset classes as follows:

Buildings	Up to 50 years
Right-of-use assets	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 30 years
Vessels	Up to 35 years
Oil and gas related equipment and mining property	Units of production

F-18	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Depreciation on PP&E is calculated so as to recognize in the consolidated statements of operating results the net cost of each asset over its expected useful life to its estimated residual value. Buildings, machinery, equipment and vessels are depreciated over their expected useful lives on a straight-line basis. Right-of-use assets are depreciated over the period of the lease or estimated useful life, whichever is shorter, on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
Upon determination that proved and/or probable reserves exist and the technology to extract the resource economically exists, exploration and evaluation expenditures attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties within PP&E. The net carrying value of oil and gas properties is depleted using the units-of-production method based on estimated proved plus probable oil and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.
With respect to the partnership’s mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the units-of-production method over the proven and probable reserves.
As part of the aggregate production, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: (i) improved access to the ore body is probable; (ii) the component of the ore body can be accurately identified; and (iii) the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.
(l)    Asset impairment
At each reporting date, the partnership assesses whether for assets, other than those measured at fair value with changes in fair value recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological progress. An impairment is recognized if the recoverable amount of the asset, determined as the higher of the estimated fair value less costs of disposal or the value in use, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(m)    Intangible assets
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. The partnership’s intangible assets comprise primarily water and sewage concession rights, brands and trademarks, computer software, customer relationships, and proprietary technology.

Brookfield Business Partners	F-19

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less any accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets acquired separately. Finite life intangible assets are amortized on a straight-line basis over the following useful lives:

Water and sewage concession rights	Up to 40 years
Brand and trademarks	Up to 40 years
Computer software	Up to 10 years
Customer relationships	Up to 30 years
Proprietary technology	Up to 20 years
Certain of the partnership’s intangible assets have an indefinite life, as described in Note 12, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the partnership’s indefinite life intangible assets is recorded in the period in which the impairment is identified. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously. Any impairment losses or subsequent reversals are recorded in the consolidated statements of operating results in impairment reversal (expense), net.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in the consolidated statements of operating results in other income (expense), net when the asset is derecognized.
(n)    Goodwill
Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the identifiable assets and liabilities acquired. Goodwill is allocated to the cash-generating unit or units to which it relates. The partnership identifies cash-generating units as identifiable groups of assets whose cash inflows are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment on an annual basis or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to impairment expense, net in the consolidated statements of operating results in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(o)    Revenues from contracts with customers
Business services
Construction services
The partnership’s construction services business provides end-to-end design and development solutions under contracts with its customers. The partnership recognizes revenues on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

F-20	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
As work is performed, a contract asset in the form of contracts in progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Refer to Note 16 for further information on contracts in progress balances. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenues under the cost-to-cost method and when payment is received is typically less than one year.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. Claims are accounted for as variable considerations only when it is highly probable that revenue will not reverse in the future. Revenues from contract modifications are treated as variable consideration when changes to the contract are approved by the customer but the price is not agreed or is not fixed.
Road fuels operations
Fees and related costs are recognized at a point in time when road fuels operations services are provided.
Revenues from the sale of goods in the partnership’s road fuels operations represent net invoiced sales of fuel products and RTFO certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenues are recognized at the point that title passes to the customer.
Healthcare services operations
Revenues from contracts with customers are recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the partnership’s healthcare services is entitled to in exchange for those goods or services. The partnership’s healthcare services operations has concluded that it is the principal in its revenue arrangements as it typically controls the goods or services before transferring them to the customers.
The partnership’s healthcare services operations has two types of performance obligations: hospital services and hospital management services. For hospital services, revenue for each surgical and non-surgical service provided to a patient is recognized over the period from admission of the patient to discharge. For hospital management services, revenue from management fee income is recognized in accordance with the relevant agreement.
Dealer software and technology services operations
The majority of revenue generated by the partnership’s dealer software and technology services operations is from contracts with multiple performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The partnership is required to develop its best estimate of standalone selling price for each distinct good or service as the basis for allocating the total transaction price. The primary method used to estimate standalone selling price is the adjusted market assessment approach, with some product categories using the expected cost plus a margin approach.
The partnership’s dealer software and technology services operations primarily generates revenues from the provision of software and technology solutions for automotive retailers and OEMs, which includes:
•Dealer Management Systems (“DMSs”) and layered applications, which may be installed on-site at the customer’s location, or hosted and provided on a software-as-a-service (“SaaS”) basis, including ongoing maintenance and support;
•Interrelated services such as installation, initial training, and data updates.
SaaS and other hosted service arrangements, which allow the customer continuous access to the software over the contract period without taking control of the software, are provided on a subscription basis. Under these arrangements the customer obtains access to the software which resides and is maintained on the managed servers of the dealer software and technology operations of the partnership. The customer does not obtain the right to take possession of the software therefore these arrangements are determined not to include a software license. The support, maintenance and hosting services are not distinct from the SaaS and other hosted services within the context of the contract and are provided over the same period and have the same pattern of transfer of control, and therefore are combined and recognized as a single performance obligation. Setup activities such as installation, initial training and data updates that must be undertaken to fulfill the contract are considered fulfillment activities that do not transfer service to the customer. In addition to the core DMS software application, the customer may also contract for layered applications, which are each considered a distinct performance obligation.

Brookfield Business Partners	F-21

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Revenue for SaaS and other hosted service arrangements are recognized ratably over the duration of the contract. The partnership’s obligation under these arrangements is to stand ready to perform the underlying services as required by the customer. The customer receives the benefit of the services, and the partnership’s dealer software and technology operations has the right to payment as the services are performed. A time-elapsed output method is used to measure progress as the partnership’s dealer software and technology operations transfers control evenly over the duration of the contract.
Technology services operations
The partnership’s technology services operations recognizes revenue from the following major sources: (i) business process outsourcing, (ii) training services and (iii) supplemental activities.
Business process outsourcing revenues are recognized as the services are performed based on hourly or per-connect minute contractual rates. Training services revenues represents amounts billable to the client at an agreed hourly rate for the agents being trained prior to servicing a particular account. Revenues from supplemental activities such as IT services are recognized when the services are rendered.
Revenues comprise the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the partnership’s technology services operations activities. Sales are presented net of value-added tax, rebates and discounts.
Revenues from the rendering of services is recognized in the accounting period in which the services are rendered based on agreed price with the customers.
Infrastructure services
Modular building leasing services operations
The primary source of revenues from the partnership’s modular building leasing services operations is leasing modular units and other product offerings, including rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans. Leasing revenue is recognized under the requirements of IFRS 16, Leases (“IFRS 16”), whereas the other revenue streams are recognized under IFRS 15.
Modular delivery and installation services revenue includes fees charged for the delivery, setup, knockdown and pick-up of leasing equipment to and from the customers’ premises and repositioning the leasing equipment. Modular delivery and installation services revenue is generally recognized over time as the customer simultaneously receives and consumes the benefits of the performance as services are performed.
Revenues generated from the sale of new and used modular space and portable storage units are recognized at a point in time when the customer obtains control of the asset, which includes a present right to payment, legal title, physical possession, risk and rewards of ownership and acceptance of the asset, which generally occurs upon delivery of the asset.
Revenues generated from modular construction projects are generally recognized over time as the performance creates or enhances an asset that the customer controls and/or in some cases, creates a specific asset with no alternative use with an enforceable right to payment for performance completed to date. Fixed price construction projects generally use a cost-to-cost input method to measure the progress towards complete satisfaction of the performance obligations as it best depicts the transfer of control to the customer.
Revenues generated from remote accommodation leasing and services revenue relates to the leasing and operation of remote workforce accommodations where the business provides housing, catering and transportation to meet the customers’ requirements. This activity has been determined to be a series of accommodation services for which the customer simultaneously receives and consumes the benefits provided as they are performed. The revenue is recognized over time based on the number of nights of accommodation services delivered.

F-22	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Nuclear technology services operations
Revenues from sales of products are recognized at a point in time when the product is shipped and control passes to the customer. Revenues from contracts to provide engineering, design or other services are recognized and reported over time based on an appropriate measure of progress. The partnership’s nuclear technology services uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
IFRS 15 requires a highly probable criterion be met with regards to recognizing revenues arising from variable consideration and contract modification and claims. For variable consideration, revenues are only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The partnership’s nuclear technology services includes in its contract estimates additional revenue for submitted contract modifications or claims against the customer or others when it believes that it has an enforceable right to the modification or claim, the amount can be estimated reliably, and its realization is probable. The partnership’s nuclear technology services includes incentive fees in the estimated transaction price when there is a basis to reasonably estimate the amount of the fee.
Offshore oil services operations
The primary source of revenues from the partnership’s offshore oil services operations is chartering its vessels and offshore units to its customers. The partnership’s primary forms of contracts consist of floating production storage and offloading (“FPSO”) contracts and contracts of affreightment (“CoA”).
•FPSO contracts: Pursuant to an FPSO contract, the partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the use of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance.
Some FPSO contracts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. Variable consideration under the partnership’s contracts is typically recognized as earned as either such revenues are allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to the distinct period in which such variable consideration was earned.
•Contracts of Affreightment: Voyages performed pursuant to a CoA for the partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The performance obligations within a voyage performed pursuant to a CoA, which typically include the use of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. The duration of a single voyage will typically be less than two weeks.
Industrials
Manufacturing
Sales of goods are recognized at a point in time when control of the product is passed to the customer. Services revenues are recognized over time when the services are provided over time.
Water and wastewater operations
Revenues from the provision of water and wastewater services are recognized over time as the provision of water and wastewater services are delivered. Revenues from the sale of industrial water is recognized when control of the product passes to the customer, which generally coincides with the time of billing.
Revenues from construction are determined and recognized using an input method based on the costs incurred on an accrual basis plus an applicable profit margin.

Brookfield Business Partners	F-23

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(p)    Contract work in progress
The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included in accounts and other receivable, net on the consolidated statements of financial position. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability in accounts payable and other.
Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with performance obligations satisfied over time, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.
(q)    Financial instruments and hedge accounting
Classification and measurement
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, under IFRS 9, Financial instruments (“IFRS 9”):

	IFRS 9 measurement category	Consolidated statements of financial position account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Accounts receivable	Amortized cost	Accounts and other receivable, net
Restricted cash	Amortized cost	Financial assets
Equity securities	FVTPL / FVOCI	Financial assets
Debt securities	Amortized cost / FVTPL / FVOCI	Financial assets
Derivative assets	FVTPL (1)	Financial assets
Other financial assets	Amortized cost / FVTPL / FVOCI	Financial assets
Financial liabilities
Borrowings	Amortized cost	Non-recourse borrowings in subsidiaries of the partnership and Corporate borrowings
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL (1)	Accounts payable and other
____________________________________
(1)Derivative assets and liabilities are classified and measured at FVTPL except those designated in hedging relationships.
The classification of financial instruments depends on the specific business model for managing the financial instruments and the contractual cash flow characteristics of the financial asset. The partnership maintains a portfolio of marketable securities comprising equity and debt securities. Marketable securities are recognized at fair value on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss (“FVTPL”) or other comprehensive income (“FVOCI”). For investments in debt instruments, subsequent measurement will depend on the business model for which the investments are held and the cash flow characteristics of the debt instruments.
At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at FVTPL are expensed in other income (expense), net in the consolidated statements of operating results.
Financial assets carried at amortized cost are measured based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.

F-24	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Impairment of financial assets
The partnership recognizes an allowance for expected credit losses (“ECL”) on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI and undrawn loan commitments. ECLs are also determined for trade receivables and contract assets. The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition and Stage 3 – Lifetime ECLs for financial assets that are impaired.
The partnership calculates ECLs based on the probability weighted expected cash collected shortfall against the carrying value of the loan or investment and considers reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that may impact the credit profile of the loans. Forward-looking information is considered when determining significant increase in credit risk and measuring expected credit losses. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
The partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables and contract assets. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The ECL provision is presented net within the corresponding financial asset balance on the consolidated statements of financial position with a corresponding expense recorded in direct operating costs in the consolidated statements of operating results.
Derivatives and hedging activities
The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks, interest rate risks and commodity price risks. Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
(i)    Items classified as hedges
Net investment hedges
Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained.
Fair value hedges
Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities are measured at fair value with changes in fair value recorded in profit or loss against the fair value changes recorded in profit or loss corresponding to the hedged item.

Brookfield Business Partners	F-25

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Cash flow hedges
Unrealized gains and losses on commodity contracts designated as hedges of commodity price fluctuations are included in equity as a cash flow hedge when the commodity price risk relates to inputs to production of inventory. Upon settlement of the commodity contracts designated as cash flow hedges, the realized gains and losses are reclassified from equity into inventory as a basis adjustment. The impact of the commodity contracts designated as cash flow hedges is recognized in profit or loss when the inventory is sold.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.
Unrealized gains and losses on forward currency contracts designated as hedges of the partnership’s exposure to foreign currency risk in forecast transactions and firm commitments are included in equity as a cash flow hedge. The amounts accumulated in equity are accounted for depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.
(ii)    Items not classified as hedges
Derivative financial instruments that are not designated as hedges are recorded at fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on derivatives not designated as hedges are recorded in other income (expense), net on the consolidated statements of operating results.
(r)    Interest income
Interest from interest-bearing assets and liabilities not measured at FVTPL is recognized as interest income using the effective interest method. The effective interest rate is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
(s)    Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 –	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
Level 3 –	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Further information on fair value measurements is available in Note 4.

F-26	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(t)    Income taxes
Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the current tax accrued in the period and deferred income tax.
(i)    Current income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.
(ii)    Deferred income taxes
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments and interests in joint ventures, except where the partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which the partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.
(u)    Provisions
Provisions are recognized when the partnership has a present obligation, either legal or constructive, as a result of a past event, it is probable that the partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recorded within accounts payable and other in the consolidated statements of financial position with a corresponding expense recorded in other income (expense), net in the consolidated statements of operating results.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Brookfield Business Partners	F-27

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(i)    Provisions for defects
Provisions made for defects are based on a standard percentage charge of the aggregate contract value of completed construction projects and represents a provision for potential latent defects that generally manifest over a period of time following practical completion.
Claims against the partnership are also recorded as part of provisions for defects when it is probable that the partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
(ii)    Decommissioning liabilities
Certain of the partnership’s subsidiaries record decommissioning liabilities related to the requirement to remediate the property where operations are conducted.
The partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to other income (expense), net in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.
(iii)    Provisions for onerous contracts
Present obligations arising from onerous contracts are recognized as provisions in accounts payable and other, and measured at the present value of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. An onerous contract is considered to exist where the partnership has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.
(v)    Pensions and other post-employment benefits
Certain of the partnership’s subsidiaries offer post-employment benefits to their employees by way of a defined contribution plan. Payments to defined contribution pension plans are expensed as they fall due.
Certain of the partnership’s subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost and net interest cost, is included in direct operating costs within the consolidated statements of operating results. For each defined benefit plan, the partnership recognizes the present value of its defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other, respectively, in the consolidated statements of financial position. The partnership’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management’s best estimate of salary escalation, retirement ages of employees and their expected future longevity.
For the purposes of calculating the expected return on plan assets, the plan assets are measured at fair value.
The partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.

F-28	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(w)    Assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, neither of property, plant and equipment and intangible assets are depreciated or amortized.
(x)    Insurance contracts
The partnership adopted IFRS 17, Insurance Contracts on January 1, 2023, with a transition date of January 1, 2022. IFRS 17 replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurance business. These consolidated financial statements of the partnership present the results of the partnership’s residential mortgage insurance business based on the application of IFRS 17 for the year ended December 31, 2022 and based on the application of IFRS 4 for the years ended December 31, 2021 and 2020.
The partnership applied the full retrospective approach to insurance contracts issued on or after January 1, 2020. For groups of contracts issued in 2019 and prior years, the partnership has determined that it is impracticable to apply the full retrospective approach and has elected to apply the fair value approach. As a result, the comparative period has been adjusted and the transition impact of $17 million has been recorded as an increase to opening equity on January 1, 2022 (the “IFRS 17 adoption”).
The impact of the IFRS 17 adoption to the consolidated statement of financial position as at December 31, 2022 was a decrease to other assets of $153 million and a decrease to intangible assets of $95 million primarily due to the derecognition of balances associated with IFRS 4 concepts, and a decrease to accounts payable and other of $199 million primarily due to measurement differences under IFRS 17.
The impact of the IFRS 17 adoption to the consolidated statement of operating results for the year ended December 31, 2022 was a decrease to revenues of $160 million, an increase to direct operating costs of $8 million, a decrease to general and administrative expenses of $12 million, and an increase to deferred tax recovery of $41 million. The impact to net income resulted in a decrease to basic and diluted earnings per limited partner unit of $0.25 per unit.
The impact of the IFRS 17 adoption to the consolidated statement of comprehensive income for the year ended December 31, 2022 was the recognition of the insurance finance reserve of $86 million and an increase to deferred tax expense of $23 million.
While IFRS 17 changes the timing of earnings recognition, as well as presentation and disclosure, of insurance contracts, cash flows generated by the partnership are not impacted. As a result, the adoption of IFRS 17 does not have a material impact on the business.
The partnership’s accounting policy for insurance contracts in accordance with IFRS 17 is detailed below.
The partnership’s insurance policies are classified as contracts without direct participating features and are measured using the general measurement approach under IFRS 17. The measurement approach is based on estimates of the present value of future cash flows that are expected to arise as the partnership fulfills the contracts, an explicit risk adjustment for non-financial risks and a contractual service margin. The risk adjustment for non-financial risk reflects the compensation that the insurer requires for bearing uncertainty about the amount and timing of cash flows. Estimates of the present value of future cash flows and a risk adjustment for non-financial risk are together referred to as fulfillment cash flows. The contractual service margin represents the unearned profit that is recognized as revenue systematically over the coverage period as insurance services are provided.
Mortgage insurance revenues earned in each reporting period primarily represents the changes in the liabilities for remaining coverage that relate to insurance contract services provided during the period and an allocation of premiums that relates

Brookfield Business Partners	F-29

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 to recovering insurance acquisition cash flows. For all periods presented, insurance revenues earned from insurance contracts are included under revenues in the consolidated statement of operating results.
The insurance liabilities are included in accounts payable and other, on the consolidated statement of financial position and the carrying amount at each reporting date is the sum of the liability for remaining coverage and the liability for incurred claims.
(a) Liability for remaining coverage
At inception of the insurance contract, a liability for remaining coverage is established which comprises the fulfillment cash flows related to services that will be provided in future periods and the remaining contractual service margin at that date. If the fulfillment cash flows from a contract at the date of initial recognition are a net outflow, then the contract is considered onerous. A loss from onerous insurance contracts is recognized immediately in the consolidated statement of operating results.
All acquisition cash flows are included in the measurement of fulfillment cash flows and recognized within the insurance liabilities.
All cash flows are discounted using a market-based discount rate selected through a top-down approach that reflects the characteristics of the insurance liabilities. The partnership has elected to disaggregate insurance finance expense between amounts included in income and amounts included in other comprehensive income (“OCI”). Interest accretion is recognized as insurance finance expense in income while effect of changes in discount rates is recognized as insurance finance expense in OCI.
The risk adjustment has been determined using a confidence level technique.
The contractual service margin is recognized in income to reflect services provided in each reporting period based on the number of coverage units provided during the period, which is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The insurer determines the quantity of the benefits provided under its insurance contracts on the basis of Loss Given Default, which is defined as outstanding mortgage principal balance and expected costs of foreclosure, less the expected value of the property securing the claim.
(b) Liability for incurred claims
The liability for incurred claims includes the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported.
Fulfillment cash flows include the cost of settling claims and cash flows from expected recovery of real estate in the event of default by borrowers (both reported and unreported) that have occurred on or before each reporting date, discounted to consider the time value of money using a market-based discount rate. The liability also incorporates a risk adjustment for non-financial risk using actuarially determined risk factors.
Accounting policy for insurance contracts for the years ended December 31, 2021 and 2020
The following describes the partnership’s accounting policy based on the guidance of IFRS 4 used to present and measure the results of the partnership’s residential mortgage insurance business for the years ended December 31, 2021 and 2020.
(i)    Premiums written, premiums earned and unearned premiums reserve
Mortgage insurance premiums are deferred and taken into revenues over the terms of the related policies. The unearned portion of premiums is included in accounts payable and other on the consolidated statements of financial position. Premiums written are recognized as premiums earned using a factor based premium recognition curve that is based on an expected loss emergence pattern. The partnership performs actuarial studies of loss emergence at least annually and may adjust the factors under which the premiums are earned in accordance with the results of such studies. Changes in the premium recognition curve are treated as a change in estimate and are recognized on a prospective basis.
A premium deficiency provision, if required, is determined as the excess of the present value of expected future losses on claims and expenses on policies in force (using an appropriate discount rate) over the unearned premiums reserve.

F-30	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)    Risk fee
In conjunction with receiving credit support in the form of the Government of Canada guarantee, the partnership’s residential mortgage insurer is subject to a risk fee equal to 2.25% of gross premiums written. The risk fee relates directly to the acquisition of new mortgage insurance business. Accordingly, it is subsequently deferred and expensed in proportion to and over the period in which premiums are earned and reflected in deferred policy acquisition costs under accounts and other receivable, net on the consolidated statements of financial position.
(iii)    Losses on claims and loss reserves
Losses on claims include internal and external claims adjustment expenses and are recorded net of amounts received or expected to be received from recoveries.
Loss reserves represent the amount needed to provide for the expected ultimate net cost of settling claims including adjustment expenses related to defaults by borrowers (both reported and unreported) that have occurred on or before each reporting date. Loss reserves are recognized in accounts payable and other on the consolidated statements of financial position, and are discounted to take into account the time value of money. The partnership records a supplemental provision for adverse deviation based on an explicit margin for adverse deviation determined by an appointed actuary.
Increases to loss reserves are recognized as an expense in direct operating costs on the consolidated statements of operating results. Loss reserves are derecognized after a claim has been paid and the partnership’s obligation under the policy has been fulfilled, or after a borrower has remedied a delinquent loan and management estimates that no loss will be incurred under the policy.
(y)    Earnings (loss) per LP Unit
The partnership calculates basic earnings (loss) per unit by dividing net income (loss) attributable to limited partners by the weighted average number of LP Units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of LP Units outstanding for the effects of all dilutive potential LP Units.
(z)    Segments
The partnership’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (the “CODM”) to assess performance and make decisions regarding resource allocation. The partnership has assessed the CODM to be the Chief Executive Officer and Chief Financial Officer. The partnership’s operating segments are business services, infrastructure services, industrials and corporate and other.
(aa)    Leases
The partnership accounts for leases under IFRS 16. When the partnership is a lessee, the partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed lease payments, including in-substance fixed payments, less any lease incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and (v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Brookfield Business Partners	F-31

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when: (i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; (ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or (iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the asset impairment policy in Note 2 (l).
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are recorded in direct operating costs on the consolidated statements of operating results.
When the partnership is a lessor, a lease is classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, the partnership recognizes a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases are recognized into income on a straight-line or other systematic basis.
(ab)    Government assistance
The partnership applies IAS 20, Accounting for government grants and disclosure of government assistance (“IAS 20”) to account for government grants and other government assistance received by its subsidiaries. Government grants are recognized when there is reasonable assurance that the assistance will be received and the partnership will comply with all relevant conditions. The partnership recognizes government grants in the consolidated statements of operating results on a systematic basis over the periods in which the partnership recognizes expenses for which the grants were provided.
(ac)    Extinguishment of financial liabilities with equity instruments
The partnership applies IFRIC 19, Extinguishing financial liabilities with equity instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability, are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.
(ad)    Critical accounting judgments and key sources of estimation uncertainty
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

F-32	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.
(i)    Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
(ii)    Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
(iii)    Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.
(iv)    Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
For some of the partnership’s assets, forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Brookfield Business Partners	F-33

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(v)    Revenue recognition
Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
Judgment is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
(vi)    Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
(vii)    Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities and licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(viii)    Insurance contracts
Critical judgments applied in the application of IFRS 17 in the year ended December 31, 2022.
The partnership has applied critical judgments and estimates in the application of IFRS 17, including: (i) estimates and underlying assumptions in determining fulfillment cash flows related to the liability for remaining coverage; (ii) discount rate used to account for time value of money for all cash flows; (iii) the estimated risk adjustment for non-financial risk; (iv) timing of revenue recognition for the liability for remaining coverage; (v) estimated cash flows for settling claims; and (vi) estimated recoveries including recoveries from real estate included in the liability for incurred claims, based on third party property appraisals or other types of third party valuations deemed to be appropriate for a particular property in the event of default.
Critical judgments applied in the application of IFRS 4 in the years ended December 31, 2021 and 2020
The partnership has applied critical estimates for its residential mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.
(ix)    Measurement of expected credit losses
The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.

F-34	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(x)    Uncertainty of income tax treatments
The partnership applies IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”). The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
(xi)    Other
Other estimates and assumptions utilized in the preparation of the partnership’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the partnership to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the partnership’s subsidiaries.
(ae)    New accounting policies adopted
In addition to the adoption of IFRS 17 described above in Note 2(x), the partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)    Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
(af)    Future changes in accounting policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments on the consolidated financial statements.

Brookfield Business Partners	F-35

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership does not anticipate the application of these amendments to result into any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impact on the partnership.

F-36	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total (1)
Cash	$10,317	$6,488	$661	$17,466
Contingent and other non-cash consideration	535	29	225	789
Total consideration	$10,852	$6,517	$886	$18,255

Cash and cash equivalents	$736	$76	$14	$826
Accounts receivable and other, net	521	461	31	1,013
Inventory, net	15	171	129	315
Property, plant and equipment	774	364	42	1,180
Intangible assets	5,718	4,373	348	10,439
Goodwill	5,569	1,492	363	7,424
Financial assets	4,543	4	—	4,547
Equity accounted investments and other assets	426	309	1	736
Accounts payable and other	(1,460)	(451)	(42)	(1,953)
Non-recourse borrowings in subsidiaries of the partnership	(4,543)	—	—	(4,543)
Deferred income tax liabilities	(1,366)	(282)	—	(1,648)
Net assets acquired before non-controlling interests	$10,933	$6,517	$886	$18,336
Non-controlling interests acquired	(81)	—	—	(81)
Net assets acquired	$10,852	$6,517	$886	$18,255
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisition have been determined on a preliminary basis at the end of the reporting period.
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.

Brookfield Business Partners	F-37

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Goodwill of $392 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $646 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $27 million of other net liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $259 million and $17 million of net income attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $402 million and net income of $35 million attributable to Unitholders for the year ended December 31, 2022.
CDK Global, Inc. (“CDK Global”)
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $4.6 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks and developed technology. Other items included $301 million of cash and cash equivalents, $375 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $889 million and $42 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.8 billion and a net loss of $107 million attributable to Unitholders for the year ended December 31, 2022.
Magnati - Sole Proprietorship LLC (“Magnati”)
On August 8, 2022, the partnership, together with institutional partners, acquired a 60% economic interest in Magnati, a technology-enabled services provider in the payment processing space. Total consideration for the business was $763 million, funded with debt and equity and included contingent consideration payable to the former shareholder if certain performance targets are met and non-cash consideration from the former shareholder for retention of their 40% economic interest. The partnership received 60% of the voting rights in Magnati, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $500 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $226 million were acquired as part of the transaction, comprising customer relationships, trade name and service contracts. Other items include $345 million of financial assets and $308 million of other net liabilities. Transaction costs of approximately $3 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $59 million and $3 million of net income attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $127 million and a net income of $8 million attributable to Unitholders for the year ended December 31, 2022.

F-38	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Unidas Locadora S.A. (“Unidas”)
On October 1, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Unidas, a leading full-service car rental business in Brazil. Total consideration was $726 million, funded with debt, equity, non-cash and contingent consideration. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $98 million was recognized and represents growth the partnership expects to experience from the operations. Other items include $664 million of property, plant and equipment primarily related to the fleet of rental cars and $36 million of other net liabilities. Transaction costs of approximately $1 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $105 million and $2 million of net loss attributable to Unitholders from the acquisition.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government-sponsored lottery programs with capabilities in game design, distribution, systems and terminals and turnkey technology solutions. Total consideration was $5.8 billion, comprising debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.2 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.0 billion were acquired as part of the transaction which primarily comprised customer relationships, brand names and software. Other items include $562 million of other net assets. Transaction costs of approximately $16 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $832 million and $32 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.1 billion and net loss of $30 million attributable to Unitholders for the year ended December 31, 2022.
BHI Energy, Inc. (“BHI Energy”)
On May 27, 2022, the partnership’s nuclear technology services operations acquired a 100% economic interest in BHI Energy for total consideration of $737 million. The partnership received 100% of the voting rights through its nuclear technology services operations, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $257 million was recognized, of which $68 million was deductible for tax purposes and represents growth the partnership’s nuclear technology services operations expect to experience from the operations. Intangible assets of $390 million were acquired as part of the transaction, comprising customer relationships and brand names. Other items include $90 million of other net assets. Transaction costs of approximately $8 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $649 million and $17 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $1.1 billion and net loss of $20 million attributable to Unitholders for the year ended December 31, 2022.

Brookfield Business Partners	F-39

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Industrials
TexTrail Inc. (“TexTrail”)
On October 5, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in TexTrail, a leading distributor of axles and trailer components. Total consideration was $886 million, funded with debt and equity. The partnership received 100% of the voting rights through its engineered components manufacturing operations, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $363 million was recognized, of which $278 million was deductible for tax purposes and represents growth the partnership expects to experience from the operations. Intangible assets of $348 million were acquired as part of the transaction which primarily comprised customer relationships, trade names and trademarks. Other items include $175 million of other net assets. Transaction costs of approximately $6 million were recorded as other expenses in the consolidated statements of operating results.
The partnership’s results from operations for the period ended December 31, 2022 include revenues of $73 million and $7 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $382 million and net income of $9 million attributable to Unitholders for the year ended December 31, 2022.
(b)Acquisitions completed in 2021
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and other non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Cash	$219	$4,806	$4,040	$9,065
Contingent and other non-cash consideration	63	19	358	440
Total consideration	$282	$4,825	$4,398	$9,505

Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	412	304	768
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,967	467	2,490
Intangible assets	84	1,941	2,509	4,534
Goodwill	290	1,759	1,821	3,870
Equity accounted investments and other assets	9	5	28	42
Accounts payable and other	(96)	(846)	(769)	(1,711)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(590)	(599)	(1,210)
Net assets acquired before non-controlling interests	$282	$4,825	$4,408	$9,515
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,825	$4,398	$9,505

F-40	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, funded with equity, and included contingent consideration payable to former shareholders if certain performance targets are met. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $84 million of intangible assets, $103 million of non-recourse borrowings and $11 million of other net assets. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Transaction costs of $7 million were recorded as other expenses in the 2021 consolidated statements of operating results.
Industrials
Aldo Componentes Eletrônicos LTDA (“Aldo”)
On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil. Total consideration was $623 million, funded with equity and included contingent consideration payable to former shareholder if certain performance targets are met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $297 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities and other net liabilities of $100 million. Goodwill of $419 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes.
DexKo Global Inc. (“DexKo”)
On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, funded with debt and equity and included contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $10 million were recognized and measured at fair value.
Infrastructure services
Modulaire Investments 2 S.à r.l. (“Modulaire”)
On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific. Total consideration was $4.8 billion, funded with equity, debt and non-cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control and accordingly, the partnership has consolidated the business for financial reporting purposes.

Brookfield Business Partners	F-41

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $1.9 billion that were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the 2021 consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2022:

	Measurement Basis			Total
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$2,870	$2,870
Accounts and other receivable, net (current and non-current)	—	—	7,278	7,278
Other assets (current and non-current) (1)	—	—	469	469
Financial assets (current and non-current) (2)	960	5,585	6,363	12,908
Total (3)	$960	$5,585	$16,980	$23,525
Financial liabilities
Accounts payable and other (current and non-current)(2) (4)	$818	$223	$11,700	$12,741
Borrowings (current and non-current)	—	—	46,693	46,693
Total	$818	$223	$58,393	$59,434
____________________________________
(1)Excludes prepayments, assets held for sale and other assets of $1,904 million.
(2)FVOCI includes $418 million of derivative assets and $223 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(3)Total financial assets include $5,626 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance liabilities, work in progress, post-employment benefits and other liabilities of $7,689 million.
Included in cash and cash equivalents as at December 31, 2022 was $2,229 million of cash (2021: $2,180 million) and $641 million of cash equivalents (2021: $408 million).
Included in financial assets (current and non-current) as at December 31, 2022 was $1,136 million (2021: $1,369 million) of equity instruments and $4,031 million (2021: $4,697 million) of debt instruments designated as measured at fair value through other comprehensive income.

F-42	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

	Measurement Basis			Total
(US$ MILLIONS)	FVTPL	FVOCI	Amortized cost
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (current and non-current) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,369 million.
(2)FVOCI includes $176 million of derivative assets and $220 million of derivative liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, unearned premiums reserve, work in progress, post-employment benefits and other liabilities of $7,929 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the consolidated statements of operating results.
Net Investment hedge
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2022, a pre-tax net gain of $298 million (2021: net gain of $146 million, 2020: net loss of $34 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2022, there was a derivative asset balance of $29 million (2021: $87 million) and derivative liability balance of $101 million (2021: $58 million) relating to derivative contracts designated as net investment hedges.
Cash Flow hedge
The partnership uses commodity swap contracts to hedge the sale price of its natural gas contracts, and the purchase price of oil, lead, polypropylene, tin, and uses foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the year ended December 31, 2022, a pre-tax net gain of $376 million (2021: net gain of $88 million, 2020: net loss of $216 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at December 31, 2022, there was a derivative asset balance of $389 million (2021: $89 million) and derivative liability balance of $122 million (2021: $162 million) relating to derivative contracts designated as cash flow hedges.

Brookfield Business Partners	F-43

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $692 million (2021: $297 million) of financial assets and $589 million (2021: $498 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at December 31, 2022 and 2021:

	2022			2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$736	$—	$—	$865	$—	$—
Corporate and government bonds	91	3,266	—	43	3,956	—
Derivative assets	12	628	—	2	300	—
Other financial assets (1)	429	691	692	586	712	297
	$1,268	$4,585	$692	$1,496	$4,968	$297
Financial liabilities
Derivative liabilities	$7	$445	$17	$14	$348	$19
Other financial liabilities (2)	—	—	572	—	—	479
	$7	$445	$589	$14	$348	$498
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset backed securities. Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $544 million (2021: $411 million) of contingent consideration payable between 2023 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
There were no transfers between levels during the year ended December 31, 2022.

F-44	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2022	Carrying value December 31, 2021	Valuation technique(s) and key input(s)
Corporate and government bonds	$3,266	$3,956	Fair value of bonds is obtained primarily from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value of bonds and debentures are interest rate curves and credit spreads.
Derivative assets	$628	$300	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data, and for foreign exchange, interest rate, and commodity derivatives, observable forward exchange rates, current interest rates and commodity prices, respectively, at the end of the reporting period.
Other financial assets	$691	$712	Other financial assets primarily represent amounts from asset backed securities where values are obtained from industry standard pricing services utilizing market observable inputs. Fair value is assessed by analyzing available market information through processes such as benchmark curves, benchmarking of like securities and quotes from market participants. The primary inputs used in determining fair value are interest rate curves and credit spreads.
Derivative liabilities	$445	$348	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data, and for foreign exchange, interest rate and commodity derivatives, observable forward exchange rates, current interest rates, and commodity prices, respectively, at the end of the reporting period.
The fair value of Level 3 financial assets and liabilities is determined using valuation models which require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining unobservable inputs, the partnership uses internally developed information, external research, and observable market data, as applicable, in order to develop assumptions regarding those unobservable inputs.

Brookfield Business Partners	F-45

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of material Level 3 financial instruments:

(US$ MILLIONS)
Type of asset/liability	Carrying value December 31, 2022	Carrying value December 31, 2021	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Other financial assets - secured debentures	$84	$144	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - equity instruments designated as measured at FVOCI	$193	$143	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial assets - debt instruments measured at FVTPL	$415	$10	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value
Other financial liabilities - contingent consideration	$544	$411	Discounted cash flows	Future cash flows Discount rate	Increases (decreases) in future cash flows increase (decrease) fair value Increases (decreases) in discount rate decrease (increase) fair value

F-46	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in the balance of financial assets classified as Level 3 as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$297	$341
Fair value change recorded in net income	(9)	(5)
Fair value change recorded in other comprehensive income	(5)	17
Additions	523	121
Disposals	(111)	(172)
Foreign currency translation and other	(3)	(5)
Balance at end of period	$692	$297
The following table presents the change in the balance of financial liabilities classified as Level 3 as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$498	$11
Fair value change recorded in net income	12	3
Additions	408	510
Disposals/settlements	(356)	(5)
Foreign currency translation and other	27	(21)
Balance at end of period	$589	$498
Securities lending
The partnership’s residential mortgage insurance business participates in a securities lending program through an intermediary that is a financial institution for the purpose of generating fee income. Non-cash collateral, in the form of U.S. or Canadian government securities, which is equal to at least 105% of the fair value of the loaned securities, is retained by the partnership until the underlying securities have been returned.
In addition to earning fee income under the securities lending program, interest, dividends and other income generated by the loaned securities continues to be earned while the securities are in the possession of counterparties.
As at December 31, 2022, the partnership had $502 million (2021: $450 million) of financial assets loaned under its securities lending program. The partnership has accepted eligible securities as collateral with a fair value of $531 million (2021: $472 million).

Brookfield Business Partners	F-47

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	2022	2021
Current
Marketable securities	$1,227	$1,262
Restricted cash	214	224
Derivative assets	133	179
Loans and notes receivable	257	211
Other financial assets (1)	148	138
Total current	$1,979	$2,014
Non-current
Marketable securities	$2,682	$3,601
Restricted cash	245	297
Derivative assets	507	123
Loans and notes receivable (2)	5,500	936
Other financial assets (1)	1,995	1,579
Total non-current	$10,929	$6,536
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and convertible preferred shares.
(2)The increase in loans and notes receivable from December 31, 2021 is primarily attributable to the acquisition of the partnership’s Australian residential mortgage lender, which accounted for $4,866 million of the change.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	2022	2021
Current, net	$6,401	$4,945
Non-current, net
Accounts receivable	126	60
Retainer on customer contract	70	61
Billing rights	681	572
Total non-current, net	$877	$693
Total	$7,278	$5,638
Non-current billing rights primarily represent unbilled rights from the partnership’s water and wastewater operations in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operations has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in current accounts and other receivable, net as at December 31, 2022 was $142 million (2021: $231 million).

F-48	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the change in the loss allowance for bad debts on accounts and other receivables for the years ended December 31, 2022, and 2021:

(US$ MILLIONS)	2022	2021
Loss allowance - beginning	$157	$156
Add: increase in allowance	85	54
Deduct: bad debt write-offs	(79)	(47)
Foreign currency translation and other	(1)	(6)
Loss allowance - ending	$162	$157
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	2022	2021
Raw materials and consumables	$1,485	$1,340
Fuel products (1)	850	727
Work in progress	778	723
RTFO certificates	415	391
Finished goods and other (2)	1,658	1,331
Carrying amount of inventories	$5,186	$4,512
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other are primarily composed of finished goods inventory in the infrastructure services and industrials segments.
The following table summarizes the change in the inventory obsolescence provision for the years ended December 31, 2022, and 2021:

(US$ MILLIONS)	2022	2021
Inventory obsolescence provision - beginning	$69	$55
Add: increase in provision	29	35
Deduct: inventory obsolescence write-off	(31)	(20)
Impact of foreign exchange	—	(1)
Inventory obsolescence provision - ending	$67	$69
NOTE 8. DISPOSITIONS
(a)Dispositions completed in 2022
Industrials – Public securities
For the year ended December 31, 2022, the partnership recognized a pre-tax gain of $19 million (2021: $1,823 million, 2020: $274 million) in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net from the partial disposition of the partnership’s public securities.
Business Services – Digital cloud services operations
In December 2022, the partnership completed the sale of its digital cloud services business for gross proceeds of approximately $13 million, resulting in a $9 million pre-tax gain recorded in the consolidated statements of operating results in gain (loss) on acquisitions/dispositions, net.

Brookfield Business Partners	F-49

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Dispositions completed in 2021
Industrials – Graphite electrode operations
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the consolidated statements of changes in equity, of which $82 million was attributable to the partnership.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional partners, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operations through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax gain of $5 million in the consolidated statements of operating results.
Industrials – Public securities
The partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the partial disposition the partnership’s public securities. The prior period unrealized fair value changes related to these securities were recorded in other income (expense), net in the consolidated statements of operating results.
(c)Dispositions completed in 2020
Business services – Cold storage logistics business
In January 2020, the partnership completed the sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.
Business services – New Zealand pathology business
In November 2020, the partnership’s healthcare service operations completed the sale of its New Zealand pathology business for gross proceeds of $390 million, resulting in a $55 million pre-tax gain recognized by the partnership.
Industrials – Public securities
In November and December 2020, the partnership recognized a pre-tax gain of $40 million from the partial disposition of the partnership’s public securities.

F-50	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	2022	2021
Current
Work in progress (1)	$469	$478
Prepayments and other assets	1,039	872
Assets held for sale	350	9
Total current	$1,858	$1,359
Non-current
Prepayments and other assets	$515	$488
Total non-current	$515	$488
____________________________________
(1)See Note 16 for additional information.
NOTE 10. NON-WHOLLY OWNED SUBSIDIARIES
The following tables present the gross assets and liabilities as at December 31, 2022 and 2021 as well as gross amounts of revenues, net income (loss), other comprehensive income (loss) and distributions for the years ended December 31, 2022, 2021 and 2020 from the partnership’s investments in material non-wholly owned subsidiaries:

	Year ended December 31, 2022
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$5,829	$28,956	$7,128	$18,896	$31,432	$197	$(344)	$95	$(1,122)	$5,990
Infrastructure services	3,739	18,360	4,277	14,031	7,516	(30)	128	(53)	(1,083)	2,474
Industrials	5,439	20,773	3,540	17,385	14,448	202	76	112	(44)	3,642
Total	$15,007	$68,089	$14,945	$50,312	$53,396	$369	$(140)	$154	$(2,249)	$12,106

	Year ended December 31, 2021
	Total							Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income (loss)	OCI
Business services	$4,223	$13,275	$5,301	$7,153	$26,162	$526	$(71)	$351	$(821)	$3,257
Infrastructure services	2,918	13,096	3,224	10,642	4,458	(294)	274	(179)	(74)	1,296
Industrials	5,705	20,799	3,669	17,598	12,139	1,820	(81)	1,238	(728)	3,513
Total	$12,846	$47,170	$12,194	$35,393	$42,759	$2,052	$122	$1,410	$(1,623)	$8,066

Brookfield Business Partners	F-51

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
	Total			Profit/(loss) allocated to others’ ownership interest	Distributions to others’ ownership interest	Equity allocated to others’ ownership interest
(US$ MILLIONS)	Revenues	Net income (loss)	OCI
Business services	$18,584	$459	$417	$350	$(650)	$3,969
Infrastructure services	4,399	(281)	(120)	(161)	(249)	355
Industrials	10,652	3	(360)	144	(324)	2,746
Total	$33,635	$181	$(63)	$333	$(1,223)	$7,070
The following table outlines the composition of accumulated non-controlling interests related to the interest of others presented in the partnership’s consolidated statements of financial position as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Non-controlling interests related to material non-wholly owned subsidiaries
Business services	$5,990	$3,257
Infrastructure services	2,474	1,296
Industrials	3,642	3,513
Total non-controlling interests in material non-wholly owned subsidiaries	$12,106	$8,066
Total individually immaterial non-controlling interests balance	729	656
Total non-controlling interests	$12,835	$8,722

F-52	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 11. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Right-of-use assets	Total
Gross carrying amount
Balance at January 1, 2021	$382	$4,271	$5,592	$4,171	$1,931	$1,657	$18,004
Additions (cash and non-cash)	—	181	799	208	57	174	1,419
Dispositions (1)	(44)	(99)	(838)	(61)	(46)	(85)	(1,173)
Acquisitions through business combinations (2)	105	157	1,862	—	28	366	2,518
Transfers and assets reclassified as held for sale (3)	(36)	11	(39)	(121)	4	42	(139)
Foreign currency translation and other (4)	(15)	(154)	(170)	—	51	1	(287)
Balance at December 31, 2021	$392	$4,367	$7,206	$4,197	$2,025	$2,155	$20,342
Additions (cash and non-cash)	2	257	1,389	120	66	276	2,110
Dispositions	(10)	(24)	(304)	—	(9)	(119)	(466)
Acquisitions through business combinations (2)	23	66	982	—	39	131	1,241
Transfers and assets reclassified as held for sale (3)	(36)	19	(78)	(182)	—	(10)	(287)
Foreign currency translation and other (4)	(5)	(413)	(293)	—	(122)	(127)	(960)
Balances at December 31, 2022	$366	$4,272	$8,902	$4,135	$1,999	$2,306	$21,980

Accumulated depreciation and impairment
Balance at January 1, 2021	$—	$(193)	$(1,445)	$(1,060)	$(919)	$(405)	$(4,022)
Depreciation/depletion/impairment expense	—	(206)	(711)	(431)	(69)	(263)	(1,680)
Dispositions (1)	—	26	399	46	29	53	553
Transfers and assets reclassified as held for sale (3)	—	(23)	24	106	—	(4)	103
Foreign currency translation and other	—	(41)	68	—	(13)	15	29
Balances at December 31, 2021	$—	$(437)	$(1,665)	$(1,339)	$(972)	$(604)	$(5,017)
Depreciation/depletion/impairment expense	—	(147)	(945)	(277)	81	(338)	(1,626)
Dispositions	—	21	129	—	7	88	245
Transfers and assets reclassified as held for sale (2)	—	—	32	116	—	1	149
Foreign currency translation and other	—	20	54	—	51	37	162
Balance at December 31, 2022	$—	$(543)	$(2,395)	$(1,500)	$(833)	$(816)	$(6,087)
Net book value
December 31, 2021	$392	$3,930	$5,541	$2,858	$1,053	$1,551	$15,325
December 31, 2022	$366	$3,729	$6,507	$2,635	$1,166	$1,490	$15,893
____________________________________
(1)During the first quarter of 2021, the partnership derecognized $505 million of property, plant and equipment, net of accumulated amortization related to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
(2)See Note 3 for additional information.
(3)See Note 9 for additional information.
(4)Includes a decrease of $194 million (2021: increase of $11 million) in capitalized costs associated with decommissioning certain assets primarily at the partnership’s nuclear technology services operations as a result of updates to the discount rate used.

Brookfield Business Partners	F-53

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
During the year ended December 31, 2022, the partnership recorded $223 million of impairment reversals primarily related to the partnership’s natural gas production operations as a result of a change in estimate of future natural gas prices and $86 million of impairment expense primarily related to machinery and equipment at the partnerships’ road fuels operations.
The right-of-use assets and assets subject to operating leases in which the partnership is a lessor by class of underlying asset as at December 31, 2022 and the depreciation/impairment expense of right-of-use assets by class of underlying asset for the year ended December 31, 2022 are outlined below:

	Year ended December 31, 2022
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$107	$866	$467	$—	$50	$1,490
Depreciation/impairment expense	(12)	(160)	(132)	(12)	(22)	(338)
Lessor
Assets subject to operating leases	1	25	2,198	2,329	—	4,553

	Year ended December 31, 2021
(US$ MILLIONS)	Land	Buildings	Machinery and equipment	Vessels	Others	Total
Lessee
Right-of-use assets	$113	$809	$565	$11	$53	$1,551
Depreciation/impairment expense	—	(150)	(88)	(12)	(13)	(263)
Lessor
Assets subject to operating leases	1	20	2,095	2,437	—	4,553

F-54	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 12. INTANGIBLE ASSETS

(US$ MILLIONS)	Water and sewage concession agreements	Customer relationships	Computer software and proprietary technology	Brands and trademarks (3)	Other	Total
Gross carrying amount
Balance at January 1, 2021	$2,035	$5,842	$3,058	$1,181	$758	$12,874
Additions	165	—	103	4	50	322
Acquisitions through business combinations (1)	—	3,028	588	916	4	4,536
Dispositions	—	(64)	(66)	(23)	(2)	(155)
Foreign currency translation	(146)	(187)	6	(99)	(23)	(449)
Balance at December 31, 2021	$2,054	$8,619	$3,689	$1,979	$787	$17,128
Changes in accounting policies (2)	—	—	—	—	(231)	(231)
Additions	256	—	204	4	78	542
Acquisitions through business combinations (1)	—	7,495	952	1,445	689	10,581
Dispositions	(1)	—	(5)	—	(9)	(15)
Assets reclassified as held for sale (4)	(19)	(140)	—	—	—	(159)
Foreign currency translation	142	(256)	(86)	(41)	(37)	(278)
Balance at December 31, 2022	$2,432	$15,718	$4,754	$3,387	$1,277	$27,568
Accumulated amortization and impairment
Balance at January 1, 2021	$(181)	$(748)	$(497)	$(79)	$(108)	$(1,613)
Amortization and impairment expense	(71)	(420)	(241)	(30)	(79)	(841)
Dispositions	—	25	1	47	—	73
Foreign currency translation	15	50	3	(5)	(4)	59
Balances at December 31, 2021	$(237)	$(1,093)	$(734)	$(67)	$(191)	$(2,322)
Changes in accounting policies (2)	—	—	—	—	90	90
Amortization and impairment expense	(96)	(879)	(375)	(68)	(48)	(1,466)
Dispositions	2	—	4	—	1	7
Assets reclassified as held for sale (4)	10	19	—	—	—	29
Foreign currency translation	(16)	37	6	13	7	47
Balance at December 31, 2022	$(337)	$(1,916)	$(1,099)	$(122)	$(141)	$(3,615)
Net book value
December 31, 2021	$1,817	$7,526	$2,955	$1,912	$596	$14,806
December 31, 2022	$2,095	$13,802	$3,655	$3,265	$1,136	$23,953
____________________________________
(1)See Note 3 for additional information.
(2)Refer to Note 2 for further details.
(3)Includes indefinite life intangible assets with a carrying value of $2,425 million (2021: $1,470 million) primarily in the partnership’s infrastructure services and industrials segments.
(4)See Note 9 for additional information.

Brookfield Business Partners	F-55

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The terms and conditions of the water and sewage concession agreements, including fees that can be charged to the users and the duties to be performed by the operator, are regulated by various grantors, the majority of which are municipal governments across Brazil. The concession agreements provide the operator the right to charge fees to users using the services of the operator over the term of the concessions in exchange for water treatment services, ongoing and regular maintenance work on water distributions assets and improvements to the water treatment and distribution system. Fees are revised annually for inflation in Brazil. The concession arrangements have expiration dates that range from 2037 to 2056 at which point the underlying concessions assets will be returned to the various grantors.
The proprietary technology within the partnership pertains to the combination of processes, tools, techniques and developed systems for exclusive use and benefit within the partnership’s operations that have the potential to provide competitive advantage and product differentiation. This relates to technology within the partnership’s nuclear technology services operations, advanced energy storage operations, engineered components manufacturing operations and dealer software and technology services operations, assessed to have estimated useful lives ranging between 10 – 20 years. These intangible assets were valued at the date of acquisition using the relief from royalty method.
The brand names and trademarks acquired by the partnership through acquisitions pertain to trade names which carry strong reputations in their respective industries and positive brand recognition. These relate to brand names and trademarks from the acquisitions of the partnership’s nuclear technology services operations, dealer software and technology services operations, modular building leasing services operations, advanced energy storage operations, engineered components manufacturing operations, fleet management and car rental services operations and lottery services operations. The brand names were valued at the date of acquisition using the relief from royalty method. As at December 31, 2022, $2.4 billion of the partnership’s brand names and trademarks have indefinite useful lives, and the remainder were assessed to have estimated useful lives ranging between 11 – 40 years.
Customer relationships pertain to strong and continuing relationships with many of the partnership’s customers which contribute to the revenues and cash flows generated by the partnership’s respective operations. The partnership has recognized customer relationships from acquisitions of the partnership’s nuclear technology services operations, modular building leasing services operations, lottery services operations, advanced energy storage operations, dealer software and technology services operations and engineered components manufacturing operations. These customer relationships were valued at the date of acquisition using a multi-period excess earnings approach. A cost replacement approach was used to estimate the cost to recreate the existing customer base at the partnership’s nuclear technology services operations. The customer relationships acquired were assessed to have estimated useful lives ranging between 6 – 30 years.
NOTE 13. GOODWILL

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$8,585	$5,244
Acquisitions through business combinations (1)	7,446	3,967
Impairment (2)	(111)	(175)
Dispositions (3)	(3)	(171)
Assets reclassified as held for sale	(11)	—
Foreign currency translation	(427)	(280)
Balance at end of year	$15,479	$8,585
____________________________________
(1)See Note 3 for additional information.
(2)Relates to a goodwill impairment of $111 million at the partnership’s offshore oil services operations (2021: $175 million).
(3)Refer to Note 8 for additional information.

F-56	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
To determine whether goodwill is impaired, the partnership compares the carrying amount of its cash-generating units to which goodwill has been allocated to their recoverable amounts. The recoverable amounts of the partnership’s cash-generating units are primarily determined by calculating their value in use. For each cash-generating unit, this involves estimating expected future cash flows, determining an appropriate discount rate and aggregating discounted expected cash flows to arrive at value in use. The most significant assumptions used in this determination are revenue growth rates, discount rates and perpetuity growth rates which individually range from 0.6% to 13.3%, 7.8% to 13.1%, and 0.8% to 3.3%, respectively. These assumptions and inputs are forecasted over a period of 5 years except for cases where a longer period can be justified for certain cash-generating units and are based on market information and internal management budgets, reflective of historical experience and macroeconomic expectations. At the partnership’s healthcare services operations, no impairments were recorded in the year, however, an increase in the discount rate used of 30 basis points or a decrease in the perpetuity growth rate assumption of 30 basis points from the rate used would result in an impairment.
During the year ended December 31, 2022, the partnership recorded a goodwill impairment loss of $111 million on a cash-generating unit within the infrastructure services segment. The impairment is related to the partnership’s investment in the operations of offshore oil services and is a result of changes in forecasted cash flow assumptions. The recoverable amount calculated to assess goodwill impairment was based on an estimate of fair value less costs of disposal contemplated using a discounted cash flow analysis incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.
Goodwill is allocated to the following cash-generating units as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Dealer software and technology services operations	$4,580	$—
Engineered components manufacturing	1,765	1,521
Advanced energy storage operations	1,702	1,771
Modular building leasing services operations	1,674	1,683
Healthcare services operations	1,310	1,397
Lottery services operations	1,197	—
Other operations	3,251	2,213
Total	$15,479	$8,585
NOTE 14. EQUITY ACCOUNTED INVESTMENTS
The following table presents the economic interest, voting interest and carrying value of the partnership’s equity accounted investments as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	Economic interest (%)		Voting interest (%)		Carrying value
	2022	2021	2022	2021	2022	2021
Business services	14% - 50%	14% - 70%	14% - 50%	14% - 57%	$243	$23
Infrastructure services	17% - 50%	17% - 50%	17% - 50%	17% - 50%	889	670
Industrials	9% - 54%	9% - 54%	9% - 50%	24% - 50%	933	787
Total					$2,065	$1,480

Brookfield Business Partners	F-57

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in the equity accounted investments balance for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$1,480	$1,690
Acquisitions through business combinations (1)	461	20
Additions	134	430
Dispositions	—	(534)
Impairment	—	(29)
Share of net income	165	13
Share of other comprehensive income (loss)	2	(16)
Distributions received	(167)	(89)
Foreign currency translation	(10)	(5)
Balance at end of period	$2,065	$1,480
____________________________________
(1)See Note 3 for additional information.

On May 31, 2022, the partnership completed the acquisition of a 23% economic interest in CUPA Finance, S.L. (“Cupa”) for consideration of $100 million. The partnership has joint control over Cupa and has accounted for its investment as an equity accounted investment.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as at December 31, 2022 and 2021:

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$372	$432	$804	$337	$107	$444	$360
Infrastructure services	2,529	8,458	10,987	1,595	5,695	7,290	3,697
Industrials	1,682	2,353	4,035	789	566	1,355	2,680
Total	$4,583	$11,243	$15,826	$2,721	$6,368	$9,089	$6,737

	Year ended December 31, 2021
	Total
(US$ MILLIONS)	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total net assets
Business services	$380	$1,377	$1,757	$417	$1,656	$2,073	$(316)
Infrastructure services	1,545	7,749	9,294	873	5,571	6,444	2,850
Industrials	1,421	1,169	2,590	640	330	970	1,620
Total	$3,346	$10,295	$13,641	$1,930	$7,557	$9,487	$4,154
Certain of the partnership’s equity accounted investments are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

F-58	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables summarize the gross amounts of revenues, net income and other comprehensive income from the partnership’s equity accounted investments for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$621	$197	$5	$202
Infrastructure services	5,614	95	2	97
Industrials	3,462	456	9	465
Total	$9,697	$748	$16	$764

	Year ended December 31, 2021
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$315	$51	$(6)	$45
Infrastructure services	4,900	(294)	(99)	(393)
Industrials	3,082	424	(4)	420
Total	$8,297	$181	$(109)	$72

	Year ended December 31, 2020
	Total
(US$ MILLIONS)	Revenues	Net income	OCI	Total comprehensive income
Business services	$252	$(18)	$8	$(10)
Infrastructure services	4,080	(123)	31	(92)
Industrials	2,713	133	—	133
Total	$7,045	$(8)	$39	$31
Certain of the partnership’s equity accounted investments are publicly listed entities with active pricing in a liquid market. The following table presents the fair value of the equity accounted investments based on the publicly listed price and the partnership’s carrying value as at December 31, 2022 and 2021:

	2022		2021
(US$ MILLIONS)	Public price	Carrying value	Public price	Carrying value
Business services	$35	$—	$43	$—
Industrials	107	336	265	304
Total	$142	$336	$308	$304

Brookfield Business Partners	F-59

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 15. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	2022	2021
Current
Accounts payable	$4,099	$3,665
Accrued and other liabilities (1) (2)	5,792	4,977
Lease liability	332	312
Financial liabilities (3)	352	316
Unearned premiums reserve	—	620
Insurance liabilities	357	—
Work in progress (4)	1,175	1,397
Provisions and decommissioning liabilities (5)	770	563
Liabilities associated with assets held for sale	42	—
Total current	$12,919	$11,850
Non-current
Accounts payable	$90	$119
Accrued and other liabilities (2)	1,623	1,556
Lease liability	1,274	1,293
Financial liabilities (3)	2,141	2,159
Unearned premiums reserve	—	1,608
Insurance liabilities	1,545	—
Work in progress (4)	49	1
Provisions and decommissioning liabilities (5)	789	1,050
Total non-current	$7,511	$7,786
____________________________________
(1)Includes bank overdrafts of $636 million as at December 31, 2022 (2021: $727 million).
(2)Includes post-employment benefits of $642 million ($20 million current and $622 million non-current) as at December 31, 2022 and $771 million ($20 million current and $751 million non-current) as at December 31, 2021. See Note 30 for additional information.
(3)Includes financial liabilities of $1,673 million ($74 million current and $1,599 million non-current) as at December 31, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(4)See Note 16 for additional information.
(5)Includes decommissioning liabilities of $443 million (2021: $665 million) primarily from the partnership’s nuclear technology services operations, natural gas production and advanced energy storage operations. The liabilities were determined using a discount rate between 2.8% and 8.5% (2021: 1.0% and 8.5%) and an inflation rate between 2.0% and 3.0% (2021: 2.0% and 3.0%), determined as appropriate for the underlying assets.
Included within accounts payable and other at December 31, 2022 was $1,606 million of lease liabilities (2021: $1,605 million). Interest expense on lease liabilities was $63 million for the year ended December 31, 2022 (2021: $52 million).
The partnership’s exposure to currency and liquidity risk related to accounts payable and other is disclosed in Note 27.

F-60	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in the provision balances for the years ended December 31, 2022 and 2021 :

(US$ MILLIONS)	Decommissioning liability	Warranties and provisions for defects	Other	Total provisions
Balance at January 1, 2021	$673	$253	$765	$1,691
Additional provisions recognized	6	248	257	511
Reduction arising from payments/derecognition	(17)	(249)	(236)	(502)
Accretion expenses	17	—	—	17
Change in discount rate	12	—	(7)	5
Change in other estimates	(20)	(14)	(31)	(65)
Foreign currency translation	(6)	(6)	(32)	(44)
Balance at December 31, 2021	$665	$232	$716	$1,613
Additional provisions recognized	5	236	525	766
Reduction arising from payments/derecognition	(12)	(277)	(262)	(551)
Accretion expenses	16	—	—	16
Change in discount rate	(214)	—	(12)	(226)
Change in other estimates	(3)	(6)	—	(9)
Foreign currency translation	(14)	(7)	(29)	(50)
Balance at December 31, 2022	$443	$178	$938	$1,559
NOTE 16. CONTRACTS IN PROGRESS

(US$ MILLIONS)	2022	2021	2020
Contract costs incurred to date	$21,066	$21,381	$26,411
Profit recognized to date (less recognized losses)	2,055	1,783	1,476
	23,121	23,164	27,887
Less: progress billings	(23,876)	(24,084)	(28,913)
Contract work in progress (liability)	$(755)	$(920)	$(1,026)
Comprising:
Amounts due from customers — work in progress (1)	$469	$478	$536
Amounts due to customers — creditors (2)	(1,224)	(1,398)	(1,562)
Net work in progress	$(755)	$(920)	$(1,026)
____________________________________
(1)The change in the balance from December 31, 2021 was due to billed amounts of $3,166 million, additions to work in progress of $3,149 million, and an increase of $8 million from other changes.
(2)The change in the balance from December 31, 2021 was due to recognized revenue of $1,394 million, additions to work in progress of $1,278 million, and a decrease of $58 million from other changes.

Brookfield Business Partners	F-61

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 17. BORROWINGS
Principal repayments on total borrowings due over the next five years and thereafter are as follows:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total borrowings
2023	$1,900	$1,584	$359	$—	$3,843
2024	3,010	1,319	932	—	5,261
2025	932	3,688	555	—	5,175
2026	955	276	7,600	—	8,831
2027	1,297	74	2,256	2,100	5,727
Thereafter	8,139	6,791	3,818	—	18,748
Total - principal repayments	$16,233	$13,732	$15,520	$2,100	$47,585
Deferred financing costs and other accounting adjustments	(304)	(321)	(267)	—	(892)
Total - December 31, 2022	$15,929	$13,411	$15,253	$2,100	$46,693
Total - December 31, 2021	$3,872	$9,099	$14,486	$1,619	$29,076
(a)    Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027. The balance drawn on the bilateral credit facility at December 31, 2022 was $2,100 million (2021: $1,619 million).
The partnership had $1.0 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at December 31, 2022. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at December 31, 2022, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at December 31, 2022, there were no funds on deposit from Brookfield (2021: $nil). Refer to Note 25 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)    Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse borrowings in subsidiaries of the partnership as at December 31, 2022, net of deferred financing costs and other accounting adjustments were $3,758 million and $40,835 million, respectively (2021: $2,062 million and $25,395 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.

F-62	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The following table summarizes the weighted average interest rates and terms of non-recourse subsidiary borrowings in subsidiaries of the partnership as at December 31, 2022 and 2021:

	Weighted average rate (%)		Weighted average term (years)		Consolidated
(US$ MILLIONS, except as noted)	2022	2021	2022	2021	2022	2021
Business services	7.6%	5.7%	8.3	5.5	$15,929	$3,872
Infrastructure services	6.9%	4.2%	4.1	4.7	13,411	9,099
Industrials	7.8%	5.3%	4.7	5.2	15,253	14,486
Total	7.4%	4.9%	5.8	5.0	$44,593	$27,457
The following table summarizes the non-recourse borrowings in subsidiaries of the partnership by currency as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	Local currency		2021	Local currency
U.S. dollars	$25,843		$25,843	$15,037		$15,037
Euros	7,481		€6,997	7,569		€6,672
Brazilian reais	2,908	R$	15,171	1,638	R$	9,138
Australian dollars	6,033	A$	8,855	985	A$	1,357
Indian rupees	660	INR	54,560	760	INR	56,728
Canadian dollars	1,136	C$	1,539	1,443	C$	1,824
Other	532			25
Total	$44,593			$27,457
In August 2022, the partnership’s offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, the partnership’s offshore oil services operations emerged from the Chapter 11 restructuring process with a significantly deleveraged balance sheet. The restructuring reprofiled the company’s bank loan facilities to better align cash flow with debt service obligations. Following the restructuring, the partnership’s economic interest was approximately 53%.

Brookfield Business Partners	F-63

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 18. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The major components of income tax expense (recovery) include the following for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Current income tax expense (recovery)	$458	$536	$284
Deferred income tax expense (recovery):
Origination and reversal of temporary differences	(283)	(182)	(134)
Recovery arising from previously unrecognized tax assets	(440)	(195)	(1)
Change of tax rates and imposition of new legislations	(54)	6	5
Deferred income tax expense (recovery)	(777)	(371)	(130)
Total income tax expense (recovery)	$(319)	$165	$154
The below reconciliation has been prepared using a composite statutory-rate for jurisdictions where the partnership’s subsidiaries operate.
The partnership’s effective income tax rate is different from the partnership’s composite income tax rate due to the following differences set out below:

(%)	2022	2021	2020
Composite income tax rate	27%	27%	27%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	7	(4)	2
International operations subject to different tax rates	(114)	1	23
Taxable income attributable to non-controlling interests	12	(14)	(19)
Recognition of deferred tax assets	570	(9)	(10)
Non-recognition of the benefit of current year’s tax losses	(142)	5	2
Change in tax rates and imposition of new legislation	62	—	(1)
Other	(18)	2	(3)
Effective income tax rate	404%	8%	21%

F-64	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Deferred income tax assets and liabilities as at December 31, 2022 and 2021 relate to the following:

(US$ MILLIONS)	2022	2021
Non-capital losses (Canada)	$186	$104
Capital losses (Canada)	—	18
Losses (U.S.)	388	281
Losses (International)	501	440
Difference in basis	(3,528)	(2,462)
Total net deferred tax (liability) asset	$(2,453)	$(1,619)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$1,245	$888
Deferred income tax liabilities	(3,698)	(2,507)
Total net deferred tax (liability) asset	$(2,453)	$(1,619)
The deferred income tax movements are as follows:

(US$ MILLIONS)	2022	2021
Opening net deferred tax (liability) asset	$(1,619)	$(940)
Recognized in income	777	371
Recognized in other comprehensive income	(24)	(41)
Other (1)	(1,587)	(1,009)
Net deferred tax (liability) asset	$(2,453)	$(1,619)
____________________________________
(1)The other category primarily relates to acquisitions and dispositions and the foreign exchange impact of the deferred tax asset calculated in the functional currency of the operating entities.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
One year from reporting date	$18	$1
Two years from reporting date	1	18
Three years from reporting date	5	1
After three years from reporting date	231	283
No expiry	812	836
Total	$1,067	$1,139

Brookfield Business Partners	F-65

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The components of the income taxes in other comprehensive income for the years ended December 31, 2022, 2021 and 2020 are set out below:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Fair value through other comprehensive income	$(119)	$(13)	$49
Net investment hedges	17	9	26
Cash flow hedges	86	15	—
Equity accounted investments	1	(2)	—
Insurance finance reserve	23	—	—
Pension plan actuarial changes	16	32	(9)
Total deferred tax expense (recovery) in other comprehensive income	$24	$41	$66
For the year ended December 31, 2022, current tax expense recorded directly in equity was $nil. For the years ended December 31, 2021 and 2020, total current taxes related to items recorded directly in equity were $42 million and $20 million, respectively, and was primarily related to an internal reorganization of subsidiaries for which control has been retained.
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $1,490 million of preferred securities held by Brookfield. As at December 31, 2022, Brookfield owns approximately 65.2% of the partnership on a fully exchanged basis.
For the year ended December 31, 2022, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $50 million, or approximately $0.0625 per Unit (2021: $37 million). For the year ended December 31, 2022, the partnership distributed to others who have interests in operating subsidiaries $2,419 million (2021: $1,935 million), primarily as a result of the distribution of proceeds from the syndication to institutional partners of the partnership’s modular building leasing services operations, lottery services operations, and dealer and technology services operations, a dividend distribution from a non-recourse financing relating to the partnership’s investment in its nuclear technology services operations, combined with a dividend distribution from the partnership’s residential mortgage insurer.
(a)GP and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the consolidated financial statements and therefore have not been separately presented on the consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the years ended December 31, 2022 and 2021:

	GP Units		LP Units		Total
UNITS	2022	2021	2022	2021	2022	2021
Authorized and issued
Opening balance	4	4	77,085,493	79,031,984	77,085,497	79,031,988
Repurchased and canceled	—	—	(2,525,490)	(1,946,491)	(2,525,490)	(1,946,491)
Conversion from BBUC exchangeable shares	—	—	52,500	—	52,500	—
On issue at December 31	4	4	74,612,503	77,085,493	74,612,507	77,085,497

F-66	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The weighted average number of LP Units outstanding for the year ended December 31, 2022 was 75.3 million (2021: 78.3 million).
During the year ended December 31, 2022, the partnership repurchased and canceled 2,525,490 LP Units (2021: 1,946,491).
Net income (loss) attributable to limited partnership unitholders was $36 million for the year ended December 31, 2022 (2021: net income of $258 million).
(b)Redemption-Exchange Units held by Brookfield

	Redemption-Exchange Units held by Brookfield
UNITS	2022	2021
Authorized and issued
Opening balance	69,705,497	69,705,497
On issue at December 31	69,705,497	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the year ended December 31, 2022 was 69.7 million (2021: 69.7 million).
As at December 31, 2022, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).
(c)BBUC exchangeable shares

SHARES	BBUC exchangeable shares
Balance as at January 1, 2022	—
Special distribution	73,088,510
Converted to class C shares	(80,425)
Converted to LP Units	(52,500)
Balance as at December 31, 2022	72,955,585
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million BBUC exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.

Brookfield Business Partners	F-67

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the year ended December 31, 2022, 52,500 BBUC exchangeable shares were exchanged into LP Units.
(d)Special limited partner units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2022	2021
Authorized and issued
Opening balance	4	4
On issue at December 31	4	4
The weighted average number of special limited partner units outstanding for the year ended December 31, 2022 was 4 (2021: 4).
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the twelve months ended December 31, 2022, the volume-weighted average price was $19.36 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (2021: $157 million).
(e)Preferred securities held by Brookfield

	Preferred securities held by Brookfield
($US MILLIONS)	2022	2021
Opening balance	$15	$15
Subscriptions during the year	1,475	—
Balance as at December 31, 2022	$1,490	$15
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the consolidated statements of financial position.

F-68	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The partnership has an additional commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of subsidiaries of the partnership. The preferred securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the consolidated statements of financial position and changes in equity. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred securities.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the years ended December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Adoption of new accounting standards (2)	—	—	1	1
As adjusted opening balance January 1, 2022	(252)	76	24	(152)
Other comprehensive income (loss)	(66)	(69)	92	(43)
Ownership changes	4	—	1	5
Issuance of BBUC exchangeable shares (3)	67	(15)	(5)	47
Balance as at December 31, 2022	$(247)	$(8)	$112	$(143)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)Refer to Note 2 for further details.
(3)In connection with the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to BBUC exchangeable shares. Refer to Note 1 for further details.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	(70)	24	110	64
Ownership changes	(38)	—	1	(37)
Balance as at December 31, 2021	$(252)	$76	$23	$(153)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

Brookfield Business Partners	F-69

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	25	39	(28)	36
Ownership changes	—	2	—	2
Balance as at December 31, 2020	$(144)	$52	$(88)	$(180)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 25. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provides management services under a master services agreement with Brookfield (the “Master Services Agreement”).
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Inventory costs	$36,736	$30,333	$22,854
Subcontractor and consultant costs	3,163	3,426	3,557
Concession construction materials and labor costs	323	235	163
Depreciation and amortization expense	3,223	2,283	2,165
Compensation	5,562	4,123	3,546
Other direct costs	4,103	2,751	2,345
Total	$53,110	$43,151	$34,630
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
Total lease expenses relating to short-term and low-value leases included in other direct operating costs for the year ended December 31, 2022 were $26 million (2021: $25 million) and $14 million (2021: $17 million), respectively.
NOTE 22. GUARANTEES AND CONTINGENCIES
In the normal course of operations, the partnership’s operating subsidiaries have bank guarantees, insurance bonds, and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $2.5 billion (2021: approximately $2.3 billion). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in these consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
The partnership is contingently liable with respect to litigation and claims that arise in the normal course of operations. It is not expected that any of the ongoing litigation and claims as at December 31, 2022 could result in a material settlement liability to the partnership.

F-70	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 23. CONTRACTUAL COMMITMENTS
(a)Commitments
There were no material contractual commitments for capital expenditures as at December 31, 2022.
(b)Lease liabilities
The following table summarizes the partnership’s undiscounted maturity schedule for lease obligations as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease obligations
Less than 1 year	$368	$355
1 to 5 years	920	856
5+ years	843	959
Total	$2,131	$2,170
NOTE 24. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	1,155	1,406	16	—	2,577
Total revenues	$34,786	$7,524	$15,075	$—	$57,385

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	1,041	579	21	—	1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	900	594	5	—	1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635

Brookfield Business Partners	F-71

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Timing of recognition of revenues from contracts with customers
The following tables summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$29,092	$2,391	$14,661	$—	$46,144
Services transferred over a period of time	4,539	3,727	398	—	8,664
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$24,810	$1,403	$11,864	$—	$38,077
Services transferred over a period of time	4,137	2,475	257	—	6,869
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,665	$1,382	$10,436	$—	$29,483
Services transferred over a period of time	4,015	2,423	215	—	6,653
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
(c)Revenues by geography
The following table summarizes the partnership’s total revenues by geography for the years ended December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
United Kingdom	$21,921	$18,827	$13,996
United States	10,297	6,715	5,848
Europe	8,742	7,107	5,184
Australia	4,950	4,529	4,299
Canada	4,805	3,916	3,137
Brazil	2,558	1,711	1,403
Mexico	941	813	765
Other	3,171	2,969	3,003
Total revenues	$57,385	$46,587	$37,635

F-72	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables summarize the partnership’s segment revenues by geography for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$20,939	$492	$329	$—	$21,760
United States	1,233	2,754	6,300	—	10,287
Europe	2,867	1,770	3,190	—	7,827
Australia	4,323	226	137	—	4,686
Canada	3,185	165	730	—	4,080
Brazil	228	112	1,955	—	2,295
Mexico	—	—	941	—	941
Other	856	599	1,477	—	2,932
Total revenues from contracts with customers	$33,631	$6,118	$15,059	$—	$54,808
Other revenues	$1,155	$1,406	$16	$—	$2,577
Total revenues	$34,786	$7,524	$15,075	$—	$57,385

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$18,257	$344	$206	$—	$18,807
United States	344	1,591	4,775	—	6,710
Europe	2,495	1,257	3,007	—	6,759
Australia	4,404	11	84	—	4,499
Canada	2,436	85	554	—	3,075
Brazil	259	82	1,155	—	1,496
Mexico	—	—	813	—	813
Other	752	508	1,527	—	2,787
Total revenues from contracts with customers	$28,947	$3,878	$12,121	$—	$44,946
Other revenues	$1,041	$579	$21	$—	$1,641
Total revenues	$29,988	$4,457	$12,142	$—	$46,587

Brookfield Business Partners	F-73

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$13,417	$371	$192	$—	$13,980
United States	21	1,685	4,137	—	5,843
Europe	1,071	1,139	2,624	—	4,834
Australia	4,155	10	63	—	4,228
Canada	1,841	90	485	—	2,416
Brazil	339	78	787	—	1,204
Mexico	—	—	765	—	765
Other	836	432	1,598	—	2,866
Total revenues from contracts with customers	$21,680	$3,805	$10,651	$—	$36,136
Other revenues	$900	$594	$5	$—	$1,499
Total revenues	$22,580	$4,399	$10,656	$—	$37,635
(d)Lease income
The leases in which the partnership is a lessor are operating in nature. Total lease income from operating leases totaled $1,558 million for the year ended December 31, 2022 (2021: $684 million). The following table presents the undiscounted contractual earnings receivable of the partnership’s leases by expected period of receipt as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Lease earnings receivable
Less than 1 year	$877	$843
2 to 5 years	1,110	978
5+ years	332	409
Total	$2,319	$2,230
(e)Remaining performance obligations
Business services
In the partnership’s construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract or work order. As at December 31, 2022, the partnership’s backlog of construction projects was approximately $5.7 billion (2021: $7.5 billion). The partnership expects to recognize most of this amount within the next 5 years.
The partnership’s dealer software and technology services operations had remaining performance obligations related to its long-term software and maintenance and support contracts of approximately $2.5 billion. The partnership expects to recognize most of this amount within the next 5 years. The remaining performance obligations exclude future transaction revenue where revenue is recognized as the services are rendered and in the amount to which the partnership has the right to invoice.
Infrastructure services
The partnership’s service provider to the nuclear power generation industry had remaining backlog of approximately $9.2 billion as at December 31, 2022 (2021: $9.3 billion). Included in this amount is an estimate of expected future performance obligations related to long-term arrangements to provide fuel assemblies and associated components. The partnership expects to recognize most of this amount within the next 10 years.

F-74	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Industrials
The partnership’s Brazilian water and wastewater services business is party to certain remaining performance obligations which have a duration of more than one year. As at December 31, 2022, the remaining performance obligations were approximately $10.4 billion (2021: $8.9 billion), with the most significant relating to the service concession arrangements with various municipalities which have an average remaining term of 23 years.
NOTE 25. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at December 31, 2022, $nil was drawn on the Brookfield Credit Agreement (2021: $nil).
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at December 31, 2022, the net deposit from Brookfield was $nil (2021: $nil) and the partnership incurred interest expense of $nil for the year ended December 31, 2022 (2021: interest expense of $4 million, 2020: interest expense of $3 million) on these deposits.
Pursuant to the Master Services Agreement, Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the year ended December 31, 2022 was $94 million (2021: $92 million, 2020: $63 million).
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights. The total incentive distribution for the year ended December 31, 2022 was $nil (2021: $157 million, 2020: $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
As at December 31, 2022, the partnership had a loan payable of $85 million to Brookfield included in accounts payable and other, and loan receivable from Brookfield of approximately $460 million included in accounts and other receivable, net. The loan payable is non-interest bearing and payable on demand, and the loan receivable accrues interest at the partnership’s cost of capital and is due on demand.

Brookfield Business Partners	F-75

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Transactions during the period
Business services revenues (1)	$259	$439	$612
Interest income	11	—	—
____________________________________
(1)Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

Inclusive of those described above, the following table summarizes balances with related parties as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balances at end of period
Financial assets	$118	$—
Accounts and other receivable, net	579	138
Accounts payable and other (1)	603	549
Non-recourse borrowings in subsidiaries of the partnership	55	56
____________________________________
(1)Includes $315 million (2021: $326 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations.
NOTE 26. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and equity price risk), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The following tables summarizes the aggregate notional amounts of the partnership’s derivative positions as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	2022	2021
Foreign exchange contracts	$8,332	$12,591
Cross currency swaps	726	271
Interest rate derivatives	7,592	14,686
Equity derivatives	17	69
	$16,667	$27,617

F-76	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Commodity instruments	2022	2021
Oil based fuel (Cbm - millions)	14.02	17.11
Natural gas (Mcf - millions)	65.38	90.37
Lead (metric tons)	71,883	69,427
Tin (metric tons)	2,540	2,454
Polypropylene (metric tons)	28,078	24,129
Foreign exchange contracts
The following table presents the notional amounts and average exchange rates for foreign exchange contracts held by the partnership as at December 31, 2022 and 2021. The notional amounts as at December 31, 2022 and 2021 include both buy and sell contracts.

	Notional amount		Average exchange rate
(US$ MILLIONS, except as noted)	2022	2021	2022	2021
Foreign exchange contracts
Australian dollars	$1,115	$963	1.48	1.40
Brazilian real	637	473	6.29	5.73
British pounds	576	1,129	0.85	0.75
Canadian dollars	1,683	2,916	1.35	1.26
Euros	2,209	3,847	0.94	0.87
Indian rupees	372	465	84.82	78.30
Swedish krona	1,086	1,475	9.78	9.08
U.S dollars	392	657	1.00	1.00
Other	262	666
	$8,332	$12,591
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying the partnership’s derivative instruments by term to maturity as at December 31, 2022 and the comparative notional amounts as at December 31, 2021, for both derivatives that are classified as FVTPL and derivatives that qualify for hedge accounting:

	2022				2021
(US$ MILLIONS)	< 1 Year	1-5 Years	5+ Years	Total notional amount	Total notional amount
Fair value through profit or loss
Foreign exchange contracts	$3,236	$305	$118	$3,659	$5,759
Cross currency swaps	20	100	109	229	271
Interest rate derivatives	—	7	—	7	6,094
Equity derivatives	8	5	4	17	69
Designated for hedge accounting
Foreign exchange contracts	855	3,818	—	4,673	6,832
Cross currency swaps	—	497	—	497	—
Interest rate derivatives	—	7,585	—	7,585	8,592
	$4,119	$12,317	$231	$16,667	$27,617

Brookfield Business Partners	F-77

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 27. FINANCIAL RISK MANAGEMENT
Capital Management
The capital structure of the partnership consists of corporate borrowings and non-recourse borrowings in subsidiaries of the partnership, offset by cash and cash equivalents and equity.

(US$ MILLIONS, except as noted)	2022	2021
Corporate borrowings	$2,100	$1,619
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457
Cash and cash equivalents	(2,870)	(2,588)
Net debt	43,823	26,488
Total equity	18,429	13,000
Total capital	$62,252	$39,488
Net debt to capital ratio	70%	67%
The partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The partnership also borrows in the currencies where its subsidiaries operate, where possible, in order to mitigate currency risk.
The partnership’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by operations after maintenance capital expenditures, as well as debt financing that is sized to maintain its credit profile. To fund large-scale development projects and acquisitions, the partnership evaluates a variety of capital sources including proceeds from selling non-core and mature assets, equity and debt financing. The partnership seeks to raise additional equity if the partnership believes it can earn returns on these investments in excess of the cost of the incremental capital.
As disclosed within Note 17, the partnership has various credit facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. The partnership does not have any market capitalization covenants attached to any of its borrowings and the partnership is in compliance with or has obtained waivers related to its externally imposed capital requirements.
Risk Management
The partnership recognizes that risk management is an integral part of good management practice.
As a result of holding financial instruments, the partnership is exposed to the following risks: liquidity risk, market risk (i.e. interest rate risk, foreign currency risk, commodity price risk and other price risk), credit risk and insurance risk. The following is a description of these risks and how they are managed:
(a)    Liquidity risk
The partnership maintains sufficient financial liquidity to be able to meet ongoing operating requirements and to be able to fund acquisitions. Principal liquidity needs for the next year include funding recurring expenses, meeting scheduled debt repayments and payment of debt service obligations, funding required capital expenditures and funding acquisitions as they arise. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

F-78	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables detail the contractual maturities for the partnership’s financial liabilities as at December 31, 2022 and 2021. The tables reflect the undiscounted future cash flows of financial liabilities based on the earliest date on which the partnership can be required to repay. The tables include both interest and principal cash flows:

	2022				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$10,844	$643	$704	$1,880	$14,071
Interest-bearing liabilities	6,759	8,003	25,726	20,411	60,899
Lease liabilities	368	327	593	843	2,131
____________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, liability for remaining coverage, deferred revenue, liabilities associated with assets held for sale and related party loans and notes payable of $5,056 million.

	2021				Total contractual cash flows
(US$ MILLIONS)	< 1 Year	1-2 Years	2-5 Years	5+ Years
Non-derivative financial liabilities
Accounts payable and other (1)	$10,108	$619	$580	$1,950	$13,257
Interest-bearing liabilities	3,419	3,159	19,358	11,114	37,050
Lease liabilities	355	289	567	959	2,170
___________________________________
(1)Excludes decommissioning liabilities, other provisions, post-employment benefits, unearned premiums reserve, deferred revenue and related party loans and notes payable of $5,380 million.
(b)    Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates, foreign currency exchange rates, equity prices and commodity prices.
Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.

Brookfield Business Partners	F-79

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Interest rate risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the fair values of financial instruments whose cash flows are fixed in nature. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. As at December 31, 2022, a 50 basis point increase or decrease in interest rates would have the following impact on the partnership’s profit measures on a pre-tax basis, assuming all other variables were held constant:

	Net income (loss)		Other comprehensive income (loss)
(US$ MILLIONS)	50 bps decrease	50 bps increase	50 bps decrease	50 bps increase
December 31, 2022	$118	$(118)	$(29)	$29
Foreign currency risk
Changes in currency rates will impact the carrying value of financial instruments and the partnership’s net investment and cash flows denominated in currencies other than the U.S. dollar. The partnership enters into foreign exchange contracts designated as net investment hedges to mitigate the impact from movements in foreign exchange rates against the U.S. dollar.
The following tables summarize the partnership’s currency exposure as at December 31, 2022 and 2021:

	2022
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$7,452	$1,336	$2,888	$1,314	$2,126	$1,411	$529	$1,238	$18,294
Non-current assets	32,465	11,257	2,584	6,117	9,177	5,882	982	2,492	70,956
	$39,917	$12,593	$5,472	$7,431	$11,303	$7,293	$1,511	$3,730	$89,250

Liabilities
Current liabilities	$6,696	$1,821	$3,505	$1,038	$1,497	$1,220	$358	$542	$16,677
Non-current liabilities	32,102	7,759	941	3,136	5,802	3,807	356	241	54,144
	$38,798	$9,580	$4,446	$4,174	$7,299	$5,027	$714	$783	$70,821

Interest of others in operating subsidiaries	1,862	1,649	773	1,781	2,684	1,568	422	2,096	12,835
Preferred securities	1,490	—	—	—	—	—	—	—	1,490
Unitholder equity	$(2,233)	$1,364	$253	$1,476	$1,320	$698	$375	$851	$4,104

F-80	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	2021
(US$ MILLIONS)	USD	AUD	GBP	CAD	EUR	BRL	INR	Other	Total
Assets
Current assets	$5,784	$1,181	$2,260	$1,300	$2,167	$771	$509	$1,446	$15,418
Non-current assets	19,698	5,384	1,726	6,692	8,210	4,011	1,265	1,815	48,801
	$25,482	$6,565	$3,986	$7,992	$10,377	$4,782	$1,774	$3,261	$64,219

Liabilities
Current liabilities	$4,801	$1,283	$3,005	$1,470	$1,543	$657	$557	$596	$13,912
Non-current liabilities	21,328	3,226	555	3,220	5,901	2,519	264	294	37,307
	$26,129	$4,509	$3,560	$4,690	$7,444	$3,176	$821	$890	$51,219

Interest of others in operating subsidiaries	874	887	178	1,815	2,051	1,086	553	1,278	8,722
Preferred securities	15	—	—	—	—	—	—	—	15
Unitholder equity	$(1,536)	$1,169	$248	$1,487	$882	$520	$400	$1,093	$4,263
The impact of currency risk on net income associated with foreign currency denominated financial instruments is limited as the partnership’s financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The following tables summarize the partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$(1)	$1	$(85)	$85
Canadian dollar	(4)	4	(144)	144
Brazilian real	—	—	(48)	48
Euro	94	(94)	(92)	92
Other	71	(71)	(121)	121

	December 31, 2021
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$12	$(12)	$(85)	$85
Canadian dollar	21	(21)	(83)	83
Brazilian real	(1)	1	(36)	36
Euro	324	(324)	4	(4)
Other	(74)	74	(108)	108

Brookfield Business Partners	F-81

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	December 31, 2020
	Pre-tax net income		OCI attributable to Unitholders, before taxes
(US$ MILLIONS)	10% decrease	10% increase	10% decrease	10% increase
Australian dollar	$6	$(6)	$(86)	$86
Canadian dollar	25	(25)	(120)	120
Brazilian real	—	—	(40)	40
Euro	53	(53)	(29)	29
Other	(108)	108	(72)	72
Commodity price risk
As certain of the partnership’s operating subsidiaries are exposed to commodity price risk, the fair value of financial instruments will fluctuate as a result of changes in commodity prices. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income and other comprehensive income.
Other price risk
As at December 31, 2022, the partnership is exposed to other price risk arising from marketable securities and other financial assets, with a balance of $6,052 million (2021: $6,580 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $605 million (2021: $658 million).
(c)    Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
The partnership assesses the creditworthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements and other credit risk mitigation techniques. All of the partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The partnership does not have any significant credit risk exposure to any single counterparty.
Credit quality of the bonds and debentures held by the partnership is assessed based on ratings supplied by rating agencies. As at December 31, 2022, the partnership held $3,913 million of bonds and debentures (2021: $4,763 million), of which $1,485 million were rated AAA (2021: $1,881 million) and $1,669 million were rated A or AA (2021: $2,089 million) and $759 million were rated B or BB (2021: $793 million).
The partnership recognizes ECL allowance on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at FVOCI, undrawn loan commitments, trade receivables and contract assets.
The partnership held a significant debt securities portfolio through its residential mortgage insurer in Canada which is measured at amortized cost and FVOCI. The gross carrying amount of the debt securities measured at amortized cost and FVOCI at December 31, 2022 were $42 million and $3,913 million, respectively (2021: $nil and $4,693 million, respectively). The ECL allowance as at December 31, 2022 was $6 million (2021: $2 million).
The partnership held a significant loans receivable portfolio through its non-bank financial services operations in India and its residential mortgage lender in Australia, which are measured at amortized cost. There are comprehensive credit policies and credit approval processes in place for these portfolios. The appraisal process includes detailed risk assessments of the borrowers and there is a monitoring process in place to identify credit portfolio trends and early warning signals, enabling the implementation of necessary actions to mitigate credit losses. The partnership organizes its loans receivable and ECL allowance into three stages based on varying degrees of credit risk as described in Note 2.

F-82	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table shows changes in the gross carrying amount of the partnership’s significant loans receivable portfolio for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Balance at January 1, 2021	$779	$276	$39	$1,093
New assets originated or purchased	515	7	2	524
Assets derecognized (excluding write-offs)	(223)	(127)	(15)	(365)
Transfers to stage 1	22	(21)	(1)	—
Transfers to stage 2	(255)	256	(1)	—
Transfers to stage 3	(20)	(24)	44	—
Amounts written-off (net of recovery)	(14)	(11)	(17)	(42)
Other	(35)	(39)	(1)	(75)
Balance at December 31, 2021	$769	$317	$49	$1,135
Acquisitions through business combinations	4,578	—	—	4,578
New assets originated or purchased	834	43	—	877
Assets derecognized (excluding write-offs)	(280)	(76)	(22)	(378)
Transfers to stage 1	49	(48)	(1)	—
Transfers to stage 2	(94)	94	—	—
Transfers to stage 3	(88)	(42)	130	—
Amounts written-off (net of recovery)	(30)	(68)	(24)	(122)
Other	144	(5)	(10)	129
Foreign currency translation	(369)	(25)	(6)	(400)
Balance at December 31, 2022	$5,513	$190	$116	$5,819

Brookfield Business Partners	F-83

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table shows changes in the corresponding ECL allowance of the partnership’s significant loans receivable portfolio for the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	Stage 1	Stage 2	Stage 3	Total
ECL allowance
Balance at January 1, 2021	$45	$19	$19	$83
New assets originated or purchased	22	1	1	24
Assets derecognized (excluding write-offs)	(2)	(6)	(1)	(9)
Transfers to stage 1	1	(1)	—	—
Transfers to stage 2	(12)	12	—	—
Transfers to stage 3	(3)	(2)	5	—
Impact on ECL for exposures transferred between stages during the year	(31)	17	16	2
Amounts written-off (net of recovery)	—	(5)	(15)	(20)
Balance at December 31, 2021	$20	$35	$25	$80
New assets originated or purchased	14	1	—	15
Assets derecognized (excluding write-offs)	(7)	(2)	(3)	(12)
Changes to models and inputs used	10	2	2	14
Transfers to stage 1	4	(4)	—	—
Transfers to stage 2	(9)	8	1	—
Transfers to stage 3	(8)	(4)	12	—
Impact on ECL for exposures transferred between stages during the year	—	4	25	29
Amounts written-off (net of recovery)	(2)	(14)	(18)	(34)
Foreign currency translation	(2)	(4)	(4)	(10)
Balance at December 31, 2022	$20	$22	$40	$82
(d)    Insurance risk
The partnership’s residential mortgage insurance business is exposed to insurance risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to the partnership by indemnifying lending institutions against credit losses arising from borrower mortgage default. Under a mortgage insurance policy, a lending institution is insured against risk of loss for the entire unpaid principal balance of a loan plus interest, customary mortgage enforcement and property management costs and expenses related to the sale of the underlying property. Insurance risk impacts the amount, timing and certainty of cash flows arising from insurance contracts.
The partnership has identified pricing risk, underwriting risk, claims management risk, loss reserving risk and insurance portfolio concentration risk as its most significant sources of insurance risk. Each of these risks is described separately below.
(i)    Pricing risk
Pricing risk arises when actual claims experience differs from the assumptions included in the determination of premium rates. Premium rates vary with the perceived risk of a claim on an insured loan, which takes into account the long-term historical loss experience on loans with similar loan-to-value ratios, terms and types of mortgages, borrower credit histories and capital required to support the product.
Before a new mortgage insurance product is introduced, the partnership establishes specific performance targets, including delinquency rates and loss ratios, which the partnership monitors frequently to identify any deviations from expected performance so that corrective action when necessary. These performance targets are adjusted periodically to ensure they reflect the current environment.

F-84	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(ii)    Underwriting risk
Underwriting risk is the risk that the underwriting function will underwrite mortgage insurance under terms that do not comply with pre-established risk guidelines, resulting in inappropriate risk acceptance by the partnership.
The underwriting results of the residential mortgage insurance business can fluctuate significantly due to the cyclicality of the Canadian mortgage market. The mortgage market is affected primarily by housing supply and demand, interest rates and general economic factors including unemployment rates.
The partnership’s risk management function establishes risk guidelines based on its underwriting goals. Underwriter performance is reviewed to facilitate continuous improvement or remedial action where necessary.
(iii)    Claims management risk
The partnership enforces a policy of actively managing and promptly settling claims in order to reduce exposure to unpredictable future developments that can adversely impact losses using loss mitigation programs. These programs allow for better control of the property marketing process, potential reduction of carrying costs and potential of realization of a higher property sales price.
In addition to its current loss mitigation programs in place, under its agreement with lending institutions, the partnership has the right to recover losses from borrowers once a claim has been paid. The partnership actively pursues such recoveries.
(iv)    Loss reserving risk
Loss reserving risk is the risk that the liability of incurred claims differs significantly from the ultimate amount paid to settle claims, principally due to additional information received and external factors that influence claim frequency and severity (including performance of the Canadian housing market). The partnership reviews its liability for incurred claims and reserving assumptions on an ongoing basis and updates the liability for incurred claims as appropriate.
(v)    Insurance portfolio concentration risk
Insurance portfolio concentration risk is the risk that losses increase disproportionately where portfolio concentrations exist. This is mitigated by a portfolio that is diversified across geographic regions. Additional scrutiny is given to geographic regions where property values are particularly sensitive to an economic downturn.
NOTE 28. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.

Brookfield Business Partners	F-85

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Other income (expense), net in the partnership’s consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in the consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the consolidated statements of changes in equity that have been realized through a completed disposition. Material realized disposition gains or losses may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control or through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s consolidated statements of operating results.

F-86	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,562	$2,968	$4,591	$—	$17,121	$40,264	$57,385
Direct operating costs (2)	(8,830)	(2,089)	(3,666)	(28)	(14,613)	(35,274)	(49,887)
General and administrative expenses	(142)	(146)	(135)	(110)	(533)	(827)	(1,360)
Gain (loss) on acquisitions /dispositions, net (3)	9	—	7	—	16	12	28
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	19	—	33	—	52	61	113
Other income (expense), net (5)	2	2	2	—	6	19	25
Interest income (expense), net	(155)	(288)	(335)	(71)	(849)	(1,689)	(2,538)
Current income tax (expense) recovery (6)	(80)	(19)	(92)	58	(133)	(312)	(445)
Preferred equity distributions	—	—	—	(27)	(27)	27	—
Equity accounted Adjusted EFO (7)	42	85	68	—	195	119	314
Adjusted EFO	427	513	473	(178)	1,235
Depreciation and amortization expense (2)(8)					(1,051)	(2,172)	(3,223)
Impairment reversal (expense), net					34	(25)	9
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(52)	(61)	(113)
Current income tax (expense) recovery (6)					(4)	(9)	(13)
Other income (expense), net (5)					(258)	(425)	(683)
Deferred income tax (expense) recovery					306	471	777
Non-cash items attributable to equity accounted investments(7)					(112)	(37)	(149)
Net income (loss)					$98	$142	$240
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $53,110 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $28 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $16 million represents the partnership’s economic ownership interest in gains on dispositions of $9 million related to the sale of the partnership’s digital cloud services and $7 million related to the partial disposition of public securities.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $52 million represents the partnership’s economic ownership interest in gains on dispositions of which $33 million related to the partial disposition of public securities and $19 million related to the disposition of a financial asset measured at FVOCI.

Brookfield Business Partners	F-87

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(5)The sum of these amounts equates to other income (expense), net of $(658) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $6 million includes $15 million of net gains on the sale of property, plant and equipment and $9 million of realized net revaluation losses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(258) million includes $76 million of net unrealized revaluation losses, $108 million of business separation expenses, stand-up costs and restructuring charges, $68 million of transaction costs and $6 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(458) million as per the consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $165 million as per the consolidated statements of operating results.
(8)For the year ended December 31, 2022, depreciation and amortization expense by segment is as follows: business services $684 million, infrastructure services $1,220 million, industrials $1,319 million and corporate and other $nil.

	Year ended December 31, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$9,060	$1,928	$3,438	$—	$14,426	$32,161	$46,587
Direct operating costs (2)	(8,383)	(1,370)	(2,722)	(19)	(12,494)	(28,374)	(40,868)
General and administrative expenses	(146)	(68)	(88)	(107)	(409)	(603)	(1,012)
Gain (loss) on acquisitions /dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions /dispositions, net recorded in equity (4)	—	—	414	—	414	—	414
Other income (expense), net (5)	24	(4)	12	—	32	29	61
Interest income (expense), net	(69)	(152)	(236)	(20)	(477)	(991)	(1,468)
Current income tax (expense) recovery (6)	(111)	(4)	(159)	47	(227)	(318)	(545)
Equity accounted Adjusted EFO (7)	22	66	62	—	150	112	262
Adjusted EFO	397	396	879	(99)	1,573
Depreciation and amortization expense (2)(8)					(780)	(1,503)	(2,283)
Impairment reversal (expense), net					(160)	(280)	(440)
Gain (loss) on acquisitions /dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(414)	—	(414)
Current income tax (expense) recovery (6)					9	—	9
Other income (expense), net (5)					(42)	(53)	(95)
Deferred income tax (expense) recovery					132	239	371
Non-cash items attributable to equity accounted investments(7)					(149)	(100)	(249)
Net income (loss)					$643	$1,510	$2,153
_____________________________

F-88	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $43,151 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $158 million represents the partnership’s economic ownership interest in gains (losses) of $141 million related to the disposition of the partnership’s graphite electrode operations, $14 million related to the partial disposition of public securities and other gains of $3 million.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic ownership interest in gains on dispositions of which $245 million related to the disposition of the partnership’s graphite electrode operations and $169 million related to the partial disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(34) million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $32 million includes $4 million of realized net revaluation losses and $36 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(42) million includes $79 million of unrealized net revaluation gains, $52 million of business separation expenses, stand-up costs restructuring charges, $24 million of transaction costs, $14 million of net loss on debt extinguishment/modification and $31 million of other expenses.
(6)The sum of these amounts equates to current income tax (expense) recovery of $(536) million as per the consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $13 million as per the consolidated statements of operating results.
(8)For the year ended December 31, 2021, depreciation and amortization expense by segment is as follows: business services $465 million, infrastructure services $705 million, industrials $1,113 million and corporate and other $nil.

	Year ended December 31, 2020
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$7,611	$1,900	$2,965	$—	$12,476	$25,159	$37,635
Direct operating costs (2)	(7,220)	(1,340)	(2,303)	(11)	(10,874)	(21,591)	(32,465)
General and administrative expenses	(136)	(75)	(91)	(82)	(384)	(584)	(968)
Gain (loss) on acquisitions /dispositions, net (3)	61	—	24	—	85	219	304
Other income (expense), net (4)	4	(29)	—	—	(25)	(27)	(52)
Interest income (expense), net	(62)	(163)	(255)	(6)	(486)	(996)	(1,482)
Current income tax (expense) recovery	(41)	(3)	(29)	40	(33)	(251)	(284)
Equity accounted Adjusted EFO (5)	12	74	25	—	111	114	225
Adjusted EFO	229	364	336	(59)	870
Depreciation and amortization expense (2)(6)					(719)	(1,446)	(2,165)
Impairment reversal (expense), net					(112)	(151)	(263)
Gain (loss) on acquisitions /dispositions, net (3)					(11)	(19)	(30)
Other income (expense), net (4)					(121)	284	163
Deferred income tax (expense) recovery					37	93	130
Non-cash items attributable to equity accounted investments(5)					(113)	(55)	(168)
Net income (loss)					$(169)	$749	$580

Brookfield Business Partners	F-89

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $34,630 million as per the consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $274 million as per the consolidated statements of operating results. Gain (loss) on acquisitions/dispositions, net in Adjusted EFO of $85 million represents partnership’s economic ownership interest in gains (losses) of which $47 million related to the sale of the partnership’s cold storage business, $15 million related to the sale of the pathology business at the partnership’s healthcare services operations, $25 million related to the partnership’s sale of investments in public securities and other disposition losses of $2 million.
(4)The sum of these amounts equates to other income (expense), net of $111 million as per the consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(25) million includes $28 million of realized net revaluation losses and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(121) million includes $168 million of unrealized net revaluation gains, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $67 million of non-recurring, one-time provisions including product line exits, contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $60 million of business separation expenses, stand-up costs and restructuring charges, $30 million of transaction costs, $8 million of net gains on debt extinguishment/modification and $6 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $57 million as per the consolidated statements of operating results.
(6)For the year ended December 31, 2020, depreciation and amortization expense by segment is as follows: business services $435 million, infrastructure services $665 million, industrials $1,065 million and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following table summarizes the partnership’s total assets by reportable operating segment as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Total assets
Business services	$37,939	$20,376
Infrastructure services	22,606	16,380
Industrials	28,112	27,315
Corporate and other	593	148
Total	$89,250	$64,219
The following table summarizes the partnership’s total non-current assets by geography as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
United States	$24,205	$10,989
Europe	12,563	13,138
Australia	11,257	5,380
Canada	6,849	7,101
Brazil	6,631	4,971
United Kingdom	3,799	2,326
Mexico	2,354	1,855
Other	3,298	3,041
Total non-current assets	$70,956	$48,801

F-90	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 29. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Net interest paid (received)	$2,037	$1,223	$1,135
Net income taxes paid (received)	285	448	428
Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flow.
Total cash outflows across the partnership’s lease contracts for the year ended December 31, 2022 were $465 million (2021: $362 million).
Details of “Changes in non-cash working capital, net” on the consolidated statements of cash flow are as follows:

	Year ended December 31
(US$ MILLIONS)	2022	2021	2020
Accounts receivable	$(1,058)	$(684)	$546
Inventory	(629)	(494)	453
Prepayments and other	(192)	9	53
Accounts payable and other	(212)	27	284
Changes in non-cash working capital, net	$(2,091)	$(1,142)	$1,336
The following table presents the change in the balance of borrowings arising from financing activities as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Balance at beginning of year	$29,076	$23,776
Cash flows	13,901	6,736
Non-cash changes:
Acquisitions / (dispositions) of subsidiaries	4,570	(1,341)
Foreign currency translation	(817)	(397)
Fair value	(4)	(31)
Other changes	(33)	333
Balance at end of year	$46,693	$29,076

Brookfield Business Partners	F-91

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 30. POST-EMPLOYMENT BENEFITS
The partnership maintains several defined benefit pension plans within its industrials and infrastructure services segments. These plans are administered in various countries, the most significant of which is in the United States. These benefits are provided through various insurance companies and the estimated net post-employment benefit costs are accrued during the employees’ credited service periods.
The following table shows the changes in the present value of the defined benefit pension plan obligation and the fair values of plan assets as at December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Changes in defined benefit obligation
Defined benefit obligation at beginning of year	$3,034	$3,308
Defined benefit obligation through business combinations	159	107
Service cost	38	33
Interest cost	78	67
Participant contributions	2	2
Foreign currency exchange translation	(4)	(218)
Actuarial (gain) loss due to financial assumption changes	(853)	(123)
Actuarial (gain) loss due to demographic assumption changes	(4)	15
Actuarial experience adjustments	51	16
Benefits paid from plan assets	(127)	(157)
Benefits paid from employer	(20)	(16)
Defined benefit obligation at end of year	$2,354	$3,034

Changes in fair value of plan assets
Fair value of plan assets at beginning of year	$(2,400)	$(2,391)
Fair value of plan assets through business combinations	(150)	(7)
Interest income	(63)	(47)
Loss (return) on plan assets (excluding interest income)	687	(225)
Foreign currency exchange translation	55	152
Employer contributions	(43)	(64)
Participant contributions	(2)	(2)
Employer direct settlements	(1)	1
Benefits paid from plan assets	128	157
Benefits paid from employer	15	16
Administrative expenses paid from plan assets	10	10
Fair value of plan assets at end of year	$(1,764)	$(2,400)
Net asset at end of year	$—	$(75)
Net liability at end of year	$590	$709
In addition to the defined benefit pension plan obligation, the partnership also recorded other post-employment benefits with a net liability carrying value of $52 million as at December 31, 2022 (2021: $62 million).
The net liabilities for the defined benefit pension plan and post-employment plan are recorded within accounts payable and other in the consolidated statements of financial position.

F-92	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2022:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$1,729	$65	$560	$2,354
Fair value of plan assets	(1,348)	(52)	(364)	(1,764)
Net liability	$381	$13	$196	$590
The following table summarizes the defined benefit pension plan obligation and the fair value of plan assets by geography as at December 31, 2021:

(US$ MILLIONS)	United States	Canada	Other	Total
Defined benefit obligation	$2,216	$20	$798	$3,034
Fair value of plan assets	(1,867)	—	(533)	(2,400)
Net liability	$349	$20	$265	$634
The following tables summarize the amounts recognized in respect of these defined benefit pension plans during the years ended December 31, 2022 and 2021:

(US$ MILLIONS)	2022	2021
Amounts recognized in profit and loss
Current service cost	$38	$41
Past service cost	—	(8)
Net interest expense	15	20
Administrative expense	10	10
Total expense recognized in profit and loss	$63	$63

Amounts recognized in other comprehensive income
Loss (return) on plan assets (excluding net interest expense)	$687	$(225)
Actuarial (gain) loss due to demographic assumption changes	(4)	15
Actuarial (gain) loss due to financial assumption changes	(853)	(123)
Actuarial experience adjustments	51	16
Total expense (gain) recognized in other comprehensive income	$(119)	$(317)
Total expense (gain) recognized in comprehensive income	$(56)	$(254)
For the year ended December 31, 2022, the partnership recorded other post-employment benefits which contributed a total gain recognized in other comprehensive income of $8 million (2021: total gain of $28 million).
The expense recorded in profit and loss is recognized within general and administrative expenses in the consolidated statements of operating results.
The defined benefit pension plans expose the partnership to certain actuarial risks such as investment risk, interest rate risk and compensation risk. The present value of the defined benefit pension plan obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs. The partnership mitigates this investment risk by establishing a sound investment policy to be followed by the investment manager. The investment policy requires plan assets to be invested in a diversified portfolio and is set based on both asset return and local statutory requirements. A change in interest and compensation rates will also affect the defined benefit obligation. A sensitivity analysis of the discount rate and compensation rate is provided below.

Brookfield Business Partners	F-93

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2022:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3	Total
Cash and cash equivalents	$46	$4	$—	$50
Equity instruments	68	636	—	704
Debt instruments	179	673	20	872
Real estate	1	98	—	99
Investment funds	—	14	—	14
Fixed insurance contracts	14	$11	—	25
Total plan assets	$308	$1,436	$20	$1,764
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within investment funds valued by independent third party fund administrators.
The following table summarizes the fair value of plan assets by category and level in the fair value hierarchy as at December 31, 2021:

(US$ MILLIONS)	Level 1	Level 2 (1)	Level 3 (2)	Total
Cash and cash equivalents	$45	$7	$—	$52
Equity instruments	69	833	—	902
Debt instruments	275	943	105	1,323
Real Estate	—	106	—	106
Fixed insurance contracts	16	1	—	17
Total plan assets	$405	$1,890	$105	$2,400
____________________________________
(1)Level 2 assets represent the net asset value of the underlying assets held within investment funds valued by independent third party fund administrators.
(2)Level 3 assets consist of insurance rights and equity and debt instruments held within an investment fund. The assets are valued using non-observable inputs by the plan administrator.
Significant Assumptions
The partnership annually re-evaluates assumptions and estimates used in projecting the defined benefit obligation. These assumptions and estimates may affect the carrying value of the defined benefit liabilities in the partnership’s consolidated statements of financial position. The significant actuarial assumptions adopted are as follows:

	2022	2021
Discount rate	0.2% to 7.9%	0.2% to 8.0%
Rate of compensation increase	0.5% to 5.0%	0.0% to 5.0%
These assumptions have a significant impact on the defined benefit liabilities reported in the consolidated statements of financial position. The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2022:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(200)	1%	$241
Rate of compensation increase	1%	$19	1%	$(18)

F-94	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents a sensitivity analysis of each assumption with the related impact on these liabilities as at December 31, 2021:

(US$ MILLIONS, except as noted)	Percentage increase	Impact on liability	Percentage decrease	Impact on liability
Discount rate	1%	$(387)	1%	$473
Rate of compensation increase	1%	$38	1%	$(34)
The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring as at December 31, 2022 and December 31, 2021, while holding all other assumptions constant. These analyses may not be representative of the actual change in the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another.
The following table summarizes the undiscounted future planned benefit payments under the partnership’s defined benefit plans as at December 31, 2022:

(US$ MILLIONS)	Future Planned Benefit Payments
2023	$135
2024	136
2025	139
2026	141
2027	144
Thereafter	4,030
Total	$4,725

Brookfield Business Partners	F-95

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 31. INSURANCE CONTRACTS
The partnership's residential mortgage insurance business is party to residential mortgage insurance contracts in the normal course of business. Refer to Note 2(x) above for additional information on the partnership's accounting policy for insurance contracts and the impact of the IFRS 17 adoption.
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer for the year ended December 31, 2022, measured based on the guidance of IFRS 17.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2022	$415	$616	$956	$1,987
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(310)	(310)
Change in risk adjustment recognized for the risk expired	—	(90)	—	(90)
Experience adjustments	(43)	—	—	(43)
Changes that relate to future service:
Contracts initially recognized in the period	(456)	169	287	—
Changes in estimates that adjust the contractual service margin	(48)	(33)	81	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	10	—	—	10
Insurance finance income/(expenses)	(24)	(37)	22	(39)
Foreign currency translation	(21)	(40)	(71)	(132)
	$(582)	$(31)	$9	$(604)
Cash flows:
Premiums received	$635	$—	$—	$635
Claims and other insurance service expenses paid	(41)	—	—	(41)
Insurance acquisition cash flows	(75)	—	—	(75)
Insurance liabilities, as at December 31, 2022	$352	$585	$965	$1,902
The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurance business as at December 31, 2021 and 2020, measured based on the guidance of IFRS 4:
(a)    Premiums and unearned premiums reserve
    The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	2021	2020
Unearned premiums reserve, beginning of year	$1,889	$1,625
Premiums written during the year	967	744
Premiums earned during the year	(639)	(521)
Foreign currency translation	11	41
Unearned premiums reserve, end of year	$2,228	$1,889

F-96	Brookfield Business Partners

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
    Key methodologies and assumptions
    Premiums written are recognized as premiums earned using a factor-based premium recognition curve that is based on expected loss emergence pattern. Approximately 80% of the mortgage insurance premiums written are recognized as premiums earned within the first five years of policy inception based on the current premium recognition curve.
    An appointed actuary performs a liability adequacy test on the unearned premiums reserve using a dynamic regression model. The purpose of the test is to ensure the unearned premiums liability at year end is sufficient to pay for future claims and expenses that may arise from unexpired insurance contracts. The liability adequacy test for the year ended December 31, 2021 and 2020 identified a surplus in the unearned premiums reserve and thus no premium deficiency reserve is required at this reporting date.
(b)    Losses on claims and loss reserves
    The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
    Loss reserves comprise the following:

(US$ MILLIONS)	2021	2020
Case reserves	$54	$78
Incurred but not reported reserves	13	53
Discounting	(1)	(1)
Provisions for adverse deviation	5	14
Total loss reserves	$71	$144
    The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	2021	2020
Loss reserves, beginning of year	$144	$105
Claims paid during the year	(48)	(50)
Changes in loss reserves related to the current year	44	85
Favorable development on losses on claims related to prior years	(71)	—
Foreign currency translation	2	4
Loss reserves, end of year	$71	$144
NOTE 32. SUBSEQUENT EVENTS
(a)Distribution
On February 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per Unit, payable on March 31, 2023 to Unitholders of record as at the close of business on February 28, 2023.
On May 4, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on June 30, 2023 to unitholders of record as at the close of business on May 31, 2023.
On August 3, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on September 29, 2023 to unitholders of record as at the close of business on August 31, 2023.
(b)Acquisition of Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services operations acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the U.K., for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.

Brookfield Business Partners	F-97

BROOKFIELD BUSINESS PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Goodwill of $166 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $53 million, property, plant and equipment of $255 million and other net liabilities of $55 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the unaudited interim condensed.
(c)Dispositions
Infrastructure Services - Power delivery business
During February 2023, the partnership’s nuclear technology services operations completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business Services - Real estate services operations
On March 31, 2023, the partnership completed the sale of its residential property management operations, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business Services - Dealer software and technology services operations
On May 1, 2023, the partnership’s dealer software and technology services operations completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Industrial Services - Automotive aftermarket parts remanufacturer
On July 3, 2023, the partnership sold a majority of its automotive aftermarket parts remanufacturing operation and received a royalty interest on the performance of the newly merged business. Upfront cash proceeds from the sale were used to extinguish existing debt within the business. The assets and liabilities associated with the sale are classified as held for sale on the unaudited interim condensed consolidated statement of financial position as at June 30, 2023.

F-98	Brookfield Business Partners